                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For August 21, 2003

                        Commission File Number: 333-13096

                            AES DRAX HOLDINGS LIMITED

                               Drax Power Station

                                    PO Box 3

                                      Selby

                                 North Yorkshire

                                     Y08 8PQ

                                     England

                            ------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F [X]                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                            AES DRAX HOLDINGS LIMITED



INDEX

ITEM

1 Press Release dated August 21, 2003, entitled "AES Drax Holdings Ltd seeks extension to deadlines of existing offers & receives proposal from BHP Billiton"

2 Copy of the offer letter dated August 21, 2003, from BHP Billiton to the Directors of AES Drax Holdings Limited, with attachments

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           AES DRAX HOLDINGS LIMITED


      August 21, 2003                      By: /s/ Gordon Horsfield
                                               ------------------------
                                               Name: Gordon Horsfield

                                               Title: Director

                                                                          ITEM 1

                                  PRESS RELEASE

21 August 2003

         AES DRAX HOLDINGS LTD SEEKS EXTENSION TO DEADLINES OF EXISTING
                  OFFERS & RECEIVES PROPOSAL FROM BHP BILLITON


AES Drax Holdings Ltd ("Drax" or "the company") announces that it has received a proposal from BHP Billiton in respect of the restructuring of the company.

This offer stands alongside existing offers from International Power and Goldman Sachs International and all other proposals that may be received.

In order for the three offers to be properly considered, the Directors are looking to extend the deadline for existing offers beyond Friday, 22 August.

Gordon Horsfield, Chairman & Director, AES Drax Holdings Ltd, commented;

"Clearly, we are extending every effort to deal with all parties on a fair and constructive basis."

The offer letter received from BHP Billiton, as well as the schedules attached thereto, is attached and will be furnished on a Form 6-K to the U.S. Securities and Exchange Commission by 22 August.

ENQUIRIES:

Judith Parry/Sophie Morton/Kelly - Ann French                 Tel: 01943 883990

Buchanan Communications

--------------------------------------------

FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2002.

       You should also consider, among others, the following important factors:

o      general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

o      power prices and resource availability and pricing;

o      general industry trends;

o      changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;

o      availability, terms and deployment of capital;

o      interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o      availability of qualified personnel; and

o      changes in the interpretation of tax law.

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

The Directors of AES Drax Holdings Limited
c/o Kempson House
Camomile Street
London EC3A 7AN

                                                                  21 August 2003


Dear Sirs

DRAX - BHP BILLITON'S OFFER

We are pleased to submit this offer by BHP Billiton plc ("BHP BILLITON") to provide support to facilitate the restructuring of the senior secured debt and other contractual arrangements of AES Drax Holdings Ltd (the "Company") and certain of its affiliates, including AES Drax Power Limited ("DRAX POWER") (the "BHP BILLITON Offer").

While the BHP Billiton Offer is made by BHP Billiton solely on the terms and conditions set out in this offer letter (the "BHP BILLITON OFFER LETTER") and its schedules (the "SCHEDULES"), the BHP Billiton Offer to a large extent follows the restructuring proposals as laid out in (i) the 30 June 2003 Form 6K filing to the US Securities and Exchange Commission (SEC File #333-13096) ("30 JUNE 6K") and (ii) the 14 August 2003 Form 6K filing to the US Securities and Exchange commission (SEC File #333-13096) ("14 AUGUST 6K") with a view to facilitating the completion of the restructuring of the secured debt of the AES Drax Companies and the entering into of the commercial agreements as set out in BHP Billiton Offer Letter (the "RESTRUCTURING").

The BHP Billiton Offer includes a number of key commercial and economic terms, which we believe substantially enhance the terms of the Restructuring and as such maximise the ultimate recoveries for the Senior Banks, the Senior Bondholders and the Hedging Banks, whether or not they intend to exercise the Cash-Out Option. We strongly believe that an integrated financial and commercial partnership between BHP Billiton and/or certain of its affiliates and the Company and its relevant affiliates under which BHP Billiton (or an affiliate) provides coal supply and energy trading services, together with O&M expertise from Eskom Enterprises (Pty) Ltd, a wholly owned subsidiary of Eskom Holdings
(Pty) Ltd ("ESKOM"), adds significant value to the restructuring by increasing the certainty of operating cashflows and mitigating key commodity and operational risks.

BHP Billiton is the world's largest diversified resources company with a market capitalisation of (pound)26.2 billion and a strong balance sheet and credit rating. We are a major provider of both coal and natural gas to the power generation industry. In particular, BHP Billiton Energy Coal is the world's largest producer and marketer of sea-borne thermal coal. Our focus is on providing competitive energy solutions for our world-wide portfolio of power generation customers. The business is structured around a portfolio of world-class producing assets, which provide a unique multi-sourcing capability to service the major power markets of Europe and the United Kingdom in particular. We have a proven track record and are a respected partner in joint ventures worldwide.

Eskom, the South African electricity utility company, operates 42,000 MW of power generation capacity, of which 37,000 MW comprises large coal-fired plants including seven power stations with capacity in excess of 3,000 MW. Eskom is a key business partner of BHP Billiton in South Africa and the two companies have a strong relationship extending over many years.

We recognise the dual needs of the Senior Creditors to meet the short-term financial objectives of the Restructuring, while at the same time ensuring the long-term viability of the Company. We believe that the BHP Billiton Offer demonstrates a clear differentiation in value from the other proposals received by the Company and provides for increased long-term security for the Senior Creditors through a unique and distinctive set of capabilities and service offerings.

The main points of the BHP Billiton Offer are as follows:

o BHP Billiton will provide substantial funding for the Cash-Out Option with a significant premium to other offers based on a similar financial structure.

o BHP Billiton offers to provide a unique suite of value-added fuel, finance, O&M and commodity services that creates substantial value for the Principal Drax Assets and does not diminish commercial control or reduce flexibility for Senior Creditors.

o The BHP Billiton Offer is an integrated solution that provides clarity of outcome through the creation of a stable, on-going and viable entity with improved credit profile, lower cost base and reduced risk profile.

o A partnership with BHP Billiton will bring to the AES Drax Companies all the credentials and capabilities of a world leading energy company with an excellent credit rating. This partnership will help the AES Drax Companies address the key challenges they face in their transition to consuming imported coal.

o BHP Billiton is willing to arrange, at the Company's option, a (pound)100,000,000 Trading Guarantee Facility to facilitate Drax Power's ability to trade electricity.

o BHP Billiton's Offer is not subject to or contingent on third party financing and does not result in any underwriting or other fees and charges being paid to BHP Billiton. BHP Billiton is willing to discuss placing amounts in escrow once a timetable for the overall Restructuring is agreed between BHP Billiton and the Senior Creditors.

o BHP Billiton is able to work closely with the directors and Senior Creditors to meet the timetable of the Restructuring and address governance issues through discussion and negotiation.

The summary terms of the BHP Billiton Offer are as follows1:

1 BHP Billiton offers to increase the price for creditors who decide to tender their A-2 Debt, C Debt (which will be renamed under the BHP Billiton Offer "A-3 DEBT"), and Equity (the "CASH-OUT OPTION") to 70 per cent. of the A-2 principal amount, a substantial improvement to the prices proposed by The AES Corporation ("AES"), International Power plc ("IP") and Goldman Sachs International ("GS"). BHP Billiton would also pay 1% for the A-3 Debt. BHP Billiton (or an affiliate) will provide up to (pound)95,000,000 of cash to support the funding of the Cash-Out Option ("BHP BILLITON FUNDS"). If demand for the Cash-Out Option is so strong that additional funds are required, BHP Billiton reserves the right to increase its participation and, if necessary, will endeavour to obtain additional funding from third parties wishing to purchase the A-2 Debt. To the extent that such

-------------

1 Additional detailed information is contained in the various Schedules attached to the BHP Billiton Offer Letter. Any capitalised term used but not otherwise defined in this BHP Billiton Offer Letter shall have the meaning given to it in Schedule 4 of this Offer Letter. To the extent there is any inconsistency between the BHP Billiton Offer Letter and the Schedules, the terms of the BHP Billiton Offer Letter will prevail.

       funding is not available, there would be a "scale back" as provided under section 1.3.3 of Schedule 4 of this BHP Billiton Offer Letter. To the extent that the Cash-Out Option is funded by BHP Billiton Funds, BHP Billiton will purchase pro-rata holdings of the A-2 Debt and the A-3 Debt and will have the option to become the owner of the Equity corresponding to the amount of the A-3 Debt purchased by BHP Billiton.

2 BHP Billiton will leave it to the option of the Company and the Senior Creditors whether they elect to use (pound)30,000,000 (the minimum required by BHP Billiton) of cash currently held by the Company or such higher amounts as may be deemed by the directors of the Company to be available in order to fund the Cash-Out Option. To the extent that the Company and the Senior Creditors elect to use more than (pound)30,000,000 of Project Funds, the Cash-Out Option will be funded as follows: first, (pound)30,000,000 of Project Funds will be used; second, the amount of incremental Project Funds in excess of the (pound)30,000,000 that the Company and the Senior Creditors elect to use, and finally any additional amounts that are required will be funded from BHP Billiton Funds until BHP Billiton Funds are exhausted.

3 The BHP Billiton Offer increases the margin on the A-2 Debt to 400bps. In addition, the terms and ranking of the B Debt and the A-3 Debt would be as follows: the A-3 Debt will rank behind the A-2 Debt but ahead of the B Debt, both in the Cash Flow Waterfall and with respect to its security over the Principal Drax Assets. The A-3 Debt will have fourth ranking security over the Principal Drax Assets and will accrue interest at a rate of Libor + 500bp, with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2
       Debt). The B Debt will accrue interest at the rate of Libor + 200bp with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt and the A-3 Debt). The B Debt will have first ranking security over the claims against TXU Europe Energy Trading Limited and TXU Europe Group plc (the "TXU Claim"), as well as a fifth ranking security over the Principal Drax Assets. The holders of the B Debt however will not have any voting rights with respect to the release of their security over the Principal Drax Assets, the sale of the Company, or a recapitalisation of the balance sheet. The B Debt holders may (by a 75 per cent. majority) agree to compromise the TXU Claim or vote the interest of the AES Drax Companies in any insolvency in respect of the TXU Claim. The A-3 Debt holders shall have the first right of refusal to purchase all (or materially all) but not part of the Drax Principal Assets if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4 It is a condition of BHP Billiton's Offer that BHP Billiton (or an affiliate) will enter an agreement for the supply of coal to the Drax power station for 15 years from January 2004. The agreement would be structured to ensure supply security for Drax Power, allowing it to retain maximum operational flexibility and mitigate risks in relation to Drax Power's most significant cost item. It would allow significant volume flexibility on coal supply which will be essential in ensuring an efficient transition to sourcing more imported coal as local domestic coal production declines. Subject to existing coal supply contracts, BHP Billiton (or an affiliate) would supply 100% of Drax's coal requirements on an exclusive basis from January 2006 to December 2010, and would thereafter continue to supply 80% of the plant's total requirements to 2018. The remaining 20% during this period would be subject to a competitive tender in which BHP Billiton (or an affiliate) would be entitled to participate. The price for coal supplied by BHP Billiton (or its affiliate) would be based on a competitive market index with a fixed-price adjustment for UK-based logistics. BHP Billiton (or an affiliate) will also assume management of the entire logistics chain of its coal supply to Drax Power, including sea freight, port facilities and rail transportation. BHP Billiton's position as a major coal supplier would enable it to minimise stockpile requirements and thereby reduce working capital requirements for

       Drax Power, manage the blending of coals to ensure plant specifications are met and cover risks associated with delivery to the plant. (Further details are set out in Schedule 5).

5 Drax Power will require substantial credit support to continue its electricity trading activities following the Restructuring. If Drax Power is no longer required to provide cash collateral as credit support this will enhance the liquidity of the Drax power station and provide cash for other purposes, including working capital and funding the Cash-Out Option. BHP Billiton is willing to arrange, subject to agreement of satisfactory commercial terms by 30 September 2003, a (pound)100,000,000 Trading Guarantee Facility to facilitate Drax Power's ability to trade electricity. BHP Billiton believes this will generate significant cost savings in relation to the costs of credit support facilities contemplated in other proposals.

6 There are a number of important commercial services which are necessary for the ongoing operation of the Drax power station. It is a condition of BHP Billiton's Offer that restructured commercial arrangements are put in place in the three key areas of O&M (by 30 March 2004), trading services (by 30 March 2004) and trading guarantee facilities (by the Effective
       Date).

       BHP Billiton believes it can add significant value through the provision of a number of commercial services and, if the Company so requires, would be happy to assist in the following respects:

       6.1 BHP Billiton believes that it is desirable to enter into long-term offtake agreements on up to two of the six Drax units in order to ensure a minimum level of stable cash flows and reduce the operational risk of trading all six units as a merchant plant. BHP Billiton (through one of its affiliates) will be happy to assist in structuring such contracts.

       6.2 BHP Billiton believes that it can offer significant cost savings to the Company in relation to its trading activities by offering certain management services to Drax Power, including confirmation, 24-hour operation contract and risk management services, accounting, settlements and invoicing services. At the option of Senior Creditors and the Company, BHP Billiton (or an affiliate) will make available trading facilities, systems and resources at BHP Billiton (or its affiliates) offices enabling relevant personnel to access BHP Billiton's (or its affiliate's) trading systems and in particular its coal, power and CO2 trading expertise. An agency fee would be payable in respect of the provision of these services that BHP Billiton believes would provide substantial ongoing cost savings to the Company.

       6.3 BHP Billiton believes that the Company could make substantial savings in relation to O&M services compared with the AES and IP proposals, which include significant management fees for O&M services. In addition, both AES and IP have proposed a long-term O&M contract that can only be cancelled under very limited circumstances. BHP Billiton believes that it can add considerable value to the restructuring by procuring specialist O&M personnel from Eskom.

       6.4 BHP Billiton (or an affiliate) would also provide coal price hedging services allowing Drax the option to fix forward coal prices for up to three years, enhancing its control over cash flows, timing of pricing and spark spreads.

7 Additional information on the terms of this BHP Billiton Offer are set out in the various Schedules attached to this BHP Billiton Offer Letter.

8 The BHP Billiton Offer will lapse at 5.00 p.m. (London time) on 29 August 2003 unless the Company and the Senior Creditors Committees have by then entered into an exclusive relationship with BHP Billiton by countersigning this letter and returning it to us, thereby confirming that they will not enter into or continue any negotiations or discussions with any person other than BHP Billiton with respect to the Cash-Out Options and the other matters contemplated by this BHP Billiton Offer Letter, provided that such exclusivity shall cease on 31 December 2003 or, if earlier, (i) the date on which this offer lapses or is otherwise terminated, or (ii) the date of execution of mutually acceptable documentation required for the Restructuring (including the coal supply agreement and shareholders agreement) and satisfaction of all conditions precedent thereto (the "EFFECTIVE DATE").

On behalf of BHP Billiton, we very much appreciate your consideration of this offer and look forward to your response. BHP Billiton believes that its offer proposes a financial and commercial restructuring of the Company to the benefit of the Senior Creditors. BHP Billiton sees this offer as forming the basis of a long-term mutually beneficial relationship with the Company. In addition, we believe that along with Eskom, we offer a package that lowers the risk and enhances value to the Senior Creditors.

Please feel free to contact Rowen Bainbridge (on 0207 802 4015) or Paul Adair (0207 802 4036) to discuss any questions or issues that you may have with respect to this letter.

Yours faithfully,





Michael M.C. Oppenheimer
President, BHP Billiton Energy Coal



cc:      Shaun Holmes, Royal Bank of Scotland
         Martin Gudgeon, Close Brothers Corporate Finance Limited
         Mark Dixson, Deutsche Bank A.G.



I confirm that I have been authorised by AES Drax Holdings Limited to accept the BHP Billiton Offer and to confirm that (a) AES Drax Holdings Limited has the right and power, and has taken or will take all action necessary to accept the BHP Billiton Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the BHP Billiton Offer and performing such matters and transactions AES Drax Holdings Limited is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.


Agreed and accepted on       2003 for and on behalf of AES Drax Holdings Limited



By: -----------------------------


Name: ---------------------------


Title: --------------------------

I confirm that I have been authorised by the Bank Steering Committee to accept the BHP Billiton Offer and to confirm that (a) the Bank Steering Committee has the right and power, and has taken or will take all action necessary to accept the BHP Billiton Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the BHP Billiton Offer and performing such matters and transactions the Bank Steering Committee is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.



Agreed and accepted on     2003 for and on behalf of the Bank Steering Committee





By: -----------------------------

Name: ---------------------------

Title: --------------------------





I confirm that I have been authorised by the Senior Bondholder Committee to accept the BHP Billiton Offer and to confirm that (a) the Senior Bondholder Committee has the right and power, and has taken or will take all action necessary to accept the BHP Billiton Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the BHP Billiton Offer and performing such matters and transactions the Senior Bondholder Committee is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.





Agreed and accepted on                                  2003 for and on behalf
of the Senior Bondholder Committee





By: -----------------------------

Name: ---------------------------

Title: --------------------------

                                   SCHEDULE 1
         FURTHER TERMS AND CONDITIONS RELATING TO THE BHP BILLITON OFFER

1

        1.1 BHP Billiton requires the holders of Equity to enter into a shareholders' agreement. The detailed terms and conditions, including the right to appoint directors, rights and restrictions on the transfer of shares and voting rights will be agreed with the Senior Creditors Committees. BHP Billiton (or its affiliate) would not have the right to block a sale by the Senior Creditors of their Equity. If, following completion of the Restructuring, the Senior Creditors receive an offer, or enter into any process or negotiations for the sale of the Equity or the Principal Drax Assets, BHP Billiton requires notice of such offer, process or negotiations and the right to submit an offer for such Equity or the Principal Drax Assets for consideration by the relevant Senior Creditors. Certain other reserved matters such as changes to the coal supply arrangements will require unanimity.

        1.2 BHP Billiton requires to appoint such number of directors as is proportionate to its overall shareholding interest. Such director(s) would have veto rights over certain reserved matters, including the appointment of identified key individuals, such as the station manager and the implementation of a commodity price risk management policy.

        1.3 BHP Billiton is supportive of the proposal to provide a period of stability following the Restructuring within which the Drax power station may operate, by linking the A-2 Debt, A-3 Debt and Equity (including any option to hold Equity) for an initial period on terms to be agreed with the Senior Creditors Committees.

2       The BHP Billiton Offer is subject to:

        2.1 prior to the Effective Date there being, in BHP Billiton's opinion, no material adverse change in the assets, operations or liabilities (but excluding any such change arising out of a change in commodity prices in the UK market) of the Company and its affiliates or in the forecasts with regard to capital and operating expenditure and taxes compared to the information: (i) contained within the Form 6K filing dated 16 July 2003 (SEC file #:333-13096) and/or (ii) as disclosed to BHP Billiton during the due diligence referred to in paragraph 2.4 below;

        2.2 satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring having been obtained by the time necessary or desirable;

        2.3 BHP Billiton board approval of the final Restructuring documentation; and

        2.4 BHP Billiton finalising to its satisfaction its confirmatory technical and commercial due diligence process; which it expects to do by 15 September 2003.

3 In addition to the matters described in the BHP Billiton Offer Letter, it is a condition of BHP Billiton's Offer that, in accordance with the timeline set out in Schedule 3:

        3.1 heads of terms for the coal supply agreement with BHP Billiton (or an affiliate) are agreed by 15 September 2003;

        3.2 a financial term sheet for the Restructuring and heads of terms for the shareholders' agreement and Trading Guarantee Facility are agreed by 30 September 2003;

        3.3 from the date on which your acceptance of this offer is received (the "ACCEPTANCE DATE") until the Effective Date, the Company (and in the case of paragraph 3.3.1 below, the Senior Creditors Committees) will not:

                3.3.1 enter into or continue any negotiations or discussions with any person other than BHP Billiton with respect to the Cash-Out Options and the other matters relating to the Restructuring contemplated by this BHP Billiton Offer Letter; or

                3.3.2 enter into any agreement with any person other than BHP Billiton (or any of its affiliates) with respect to the supply of coal to the Drax power station except with the prior consent of BHP Billiton, which shall not be unreasonably withheld or delayed; and

        3.4 the Restructuring is completed (including the satisfaction of any conditions relating thereto) by no later than 31 December 2003 on the basis of documentation in a form mutually acceptable to BHP Billiton and the Senior Creditors.

4 BHP Billiton will (prior to completion of the Restructuring) be consulted with respect to (but subject to paragraph 3.3.2 above shall not have a veto right in relation to) major business decisions, including the appointment of the plant manager and head of trading, entry into material contracts, any long-term hedging agreements and the level of minimum required working capital.

5 BHP Billiton will be entitled, from the Acceptance Date to the Effective Date, to receive the same information, analyses, reports and advice in relation to the Restructuring and the business as is provided to the Senior Creditors, unless there is a clear conflict of interest in BHP Billiton receiving the same.

6 Only BHP Billiton and a person who has duly accepted this offer will be entitled to rely on or enforce its terms.

                                   SCHEDULE 2
                           AMENDED CASH FLOW WATERFALL


The Cash Flow Waterfall in respect of the A-1 Debt, A-2 Debt, A-3 Debt and B Debt, all as defined in Schedule 4 of this BHP Billiton Offer Letter (the "RESTRUCTURED DEBT"), will be as follows:

1 On any interest payment date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Trading Guarantee Facility and taking into account working capital requirements restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors Committees to the extent not paid at the closing of the Restructuring but excluding the costs and expenses of BHP Billiton and its advisers) and tax, is:

       (a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest2;

       (b)    second, to make scheduled repayments of principal on the A-1 Debt;

       (c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

       (d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

       (e) fifth, to fund the A-2 Debt Interest Reserve to the required amount;

       (f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

       (g)    seventh, to make payments of interest on the A-3 Debt;

       (h) eighth, to fund the A-3 Debt Interest Reserve to the required amount;

       (i)    ninth, to pay interest on the B Debt;

       (j)    tenth, to fund the B Debt Interest Reserve to the required amount;

       (k)    eleventh, to make prepayments and repayments as follows:

              (i) at any time after the principal amount outstanding of the A-1 Debt is (pound)200,000,000 or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

              (ii) at any time after the principal amount outstanding of the A-1 Debt is less than (pound)200,000,000, to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

       (l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

-------------

2 Structuring of hedging facilities and ranking in Cash Flow Waterfall to be discussed between the Senior Creditors Committees and BHP Billiton.

       (m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

       (n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

       (o) fifteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt.

       Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT and a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

       The amount withheld on account of UK corporation tax from TXU Claim proceeds will be equal to 30% (or, if different, the prevailing UK corporation tax rate in the tax year such payment in respect of the TXU Claim is received). The amount withheld will be paid into an escrow account. If payment had been received in respect of the TXU Claim, and the relevant company in the Drax group has a liability in respect of UK corporation tax, an amount shall be applied to pay such tax amount when such amount falls due for payment. If, having paid the full UK corporation tax liability of the relevant company, there remains a positive balance in the escrow account, such positive balance shall be applied to prepay the principal of the B Debt.

       BHP Billiton is prepared to discuss any appropriate structure which may achieve a mutually beneficial result for the parties.

                                   SCHEDULE 3
                       TIMELINE OF THE BHP BILLITON OFFER

29 AUG 2003: Last date for acceptance of BHP Billiton Offer. The Company and the Senior Creditors Committees enter into exclusive negotiations with BHP Billiton as the preferred counterparty.

15 SEP 2003:  Agreed heads of terms for coal supply agreement.

30 SEP 2003: Financial Term Sheet agreed for the Restructuring and agreed heads of terms for the shareholders agreement and Trading Guarantee Facility.

31 DEC 2003: Deadline for the completion of the Restructuring including the satisfaction of any conditions relating thereto and signature of the coal supply agreement, shareholders agreement and the Trading Guarantee Facility documentation.

31 MARCH 2004: Agreed O&M agreement and trading services agreement.

                                   SCHEDULE 4:
                           AES DRAX HOLDINGS LIMITED:


Our restructuring proposal follows, in general, the key structural terms of the 14 August 6K. However, following consultation with Senior Creditors and their advisors, it includes a number of specific structural differences from that proposal that we believe add value to the terms of the Restructuring. The principal differences are:

(i) flexibility to consider any proposals which have been developed on the treatment of the Hedge Termination Payments and any reinstated interest rate hedges (see section 1.2.1);

(ii) no cash-out option for the B Debt. We also do not propose the option to eliminate the B tranche's claim on the Principal Drax Assets (see section 2.1);

(iii) arrangement by BHP Billiton of the Trading Guarantee Facility at the Company's option (see section 1.5);

(iv) willingness to enter into discussions with third parties to provide Cash-Out funding on the same terms as our proposal, should the BHP Billiton funds not be sufficient to satisfy all demand for the Cash-Out Option (see section 1.3.3); and

(v) flexibility to discuss issues further with the Senior Creditors, on the basis of the proposal set out in the 30 June 6K.

PROPOSED RESTRUCTURING TERMS FOR SENIOR CREDITORS UNDER THE BHP BILLITON OFFER

GLOSSARY

"AES" means the AES Corporation

"AES DRAX COMPANIES" means Drax Holdings, Drax Power, AES Drax Acquisition Limited, AES Drax Financing Limited and other subsidiaries of Drax Holdings

"BANK LOANS" means the loans provided by the Senior Banks to InPower

"BANK STEERING COMMITTEE" means the steering committee representing the Senior Banks

"BHP BILLITON OFFER" means the offer being made by BHP Billiton and/or certain of its affiliates on 21 August 2003 to facilitate the restructuring of the senior secured debt and other contractual arrangements of Drax Holdings, Drax Power, and/or certain of their affiliates

"CURRENCY HEDGING BANKS" means the banks providing currency hedging facilities to Drax Holdings

"DRAX HOLDINGS" means AES Drax Holdings Limited

"DRAX POWER" means AES Drax Power Limited

"EUROBONDS" means the(pound)1,725 million secured bonds due 2015 issued by Drax Holdings

"HARICH" Harich Investment B.V.

"HARICH SWAPS" means the swaps between Harich and InPower, and between Harich and Drax Power

"HEDGE TERMINATION PAYMENTS" means amounts payable to the Hedging Banks upon termination of any interest rate or currency swaps to which the Hedging Banks are a party, which will be converted into Restructured Debt on a pro-rata basis

"HEDGING BANKS" means the Currency Hedging Banks and the Interest Rate Hedging Banks

"INPOWER" means InPower Limited

"INTEREST RATE HEDGING BANKS" means the banks providing interest rate hedging facilities to Drax Power

"RESTRUCTURED DEBT" means A-1 Debt, A-2 Debt, A-3 Debt and B Debt, all as defined in section 1.2 of this Schedule

"RESTRUCTURING" means the restructuring reflected in this proposal

"SENIOR BANKS" means the syndicate of banks which financed (through a loan to InPower) the acquisition of the Eurobonds by InPower

"SENIOR BONDHOLDER COMMITTEE" means the committee representing the holders of the Senior Bonds

"SENIOR BONDHOLDERS" means the holders of the Senior Bonds

"SENIOR BONDS" means the 9.07% Senior Secured Bonds due 2025 and 10.4% Senior Secured Bonds due 2020 issued by Drax Holdings

"SENIOR CREDITORS" means the Senior Banks, the Senior Bondholders and the Hedging Banks

"SENIOR CREDITORS COMMITTEES" means the Bank Steering Committee and the Senior Bondholder Committee

"TRADING GUARANTEE FACILITY" means the facility that may be provided by BHP Billiton (or its affiliate) to support the electricity trading of Drax Power following the Restructuring or a third party, at the discretion of the Company

"TXU CLAIM" means the claim by Drax Power against TXU Europe Energy Trading Limited and TXU Europe Group plc in connection with defaults under certain power purchase arrangements.


1        SECTION 1 - THE RESTRUCTURING PROPOSAL

         1.1      CURRENT DEBT STRUCTURE


                  The current senior secured indebtedness owed by Drax Holdings to the Senior Creditors is summarised in the table below.

                  ------------------------------------- -------------------------- ---------------- ------------------

                  DEBT                                  PRINCIPAL AMOUNT           FINAL MATURITY   INTEREST RATE
                  ------------------------------------- -------------------------- ---------------- ------------------
                  Bank Loans owed to Senior Banks       (pound)842,555,000         2015             Libor plus 3.0%(3)
                  (serviced through interest coupons
                  under the Eurobonds and the Harich
                  Swaps)
                  ------------------------------------- -------------------------- ---------------- ------------------
                  Senior Secured Bonds due 2020         U.S.$302,400,000           2020             10.41%
                  ------------------------------------- -------------------------- ---------------- ------------------

-------------

3 We understand that the margin of 3% above Libor is the margin to which the Senior Banks are entitled under the Bank Loans given the current credit rating of the AES Drax Companies. However interest with a margin of 2.2% was paid to the Senior Banks on 31 December 2002 and on 30 June 2003.

                  ------------------------------------- -------------------------- ---------------- -----------------

                  DEBT                                  PRINCIPAL AMOUNT           FINAL MATURITY   INTEREST RATE
                  ------------------------------------- -------------------------- ---------------- -----------------
                  Senior Secured Bonds due 2025         (pound)200,000,000         2025             9.07%
                  ------------------------------------- -------------------------- ---------------- -----------------
                  Hedge Termination Payments            Up to approx               Not              Not
                                                        (pound)91,400,0004         applicable       applicable
                  ------------------------------------- -------------------------- ---------------- -----------------



         1.2      PROPOSED DEBT STRUCTURE

                  1.2.1    PROPOSED DEBT STRUCTURE


                           The Restructuring reflected in this proposal involves replacing the existing senior secured debt with new secured debt, as well as providing the Senior Creditors with Equity, as summarised below.

----------------------- ------------------------ -------------- ---------------
                                                 FINAL
DEBT                    STERLING EQUIVALENT      MATURITY       INTEREST RATE
----------------------- ------------------------ -------------- ---------------
A-1 Debt                (pound)400,000,000       2015           Libor plus
                                                                2.5%
----------------------- ------------------------ -------------- ---------------
A-2 Debt                Up to(pound)             2015           Libor plus
                        460,000,000(5)                          4.0%
----------------------- ------------------------ -------------- ---------------
A-3 Debt                Up to(pound)             2020           Libor plus
                        135,455,000(6)                          5.0%
----------------------- ------------------------ -------------- ---------------
B Debt                  (pound)338,400,000(7)    2025           Libor plus
                                                                2.0%
----------------------- ------------------------ -------------- ---------------
Total Debt              Up to(pound)
                        1,333,855,000
----------------------- ------------------------ -------------- ---------------

-------------

4 The amount of (pound)91,400,000 for Hedge Termination Payments is based upon the most recent indicative valuation of the termination sum payable by Drax Holdings or Drax Power (as supplied by AES in its restructuring proposal). The indicative termination payments, if all positions were to be terminated, are included in the above table. The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimated amount included in the document. The treatment of the hedge positions of the Hedging Banks in the Restructuring requires further discussion with the Hedging Banks, the Senior Creditors Committees and BHP Billiton.

5 The amount of A-2 Debt outstanding immediately following the Restructuring will be lower to the extent that the Cash-Out Option is exercised by Senior Creditors.

6 The amount of the A-3 Debt outstanding immediately following the Restructuring will be equal to the sum of the debts owed to the Senior Creditors (as set out in the table in section 1.1 above), less the sum of the other tranches of the Restructured Debt and will be lower to the extent that (a) the Project Funds are used to fund any Cash-Out Option and (b) the hedging contracts with Hedging Banks are not terminated. The figure shown is based on an exchange rate of $1.512 = (pound)1, the Fed Funds Rate on 27 July 2000 being the rate applicable at the time of the issue of the Senior Bonds. The actual exchange rate used will be that as at a reference date prior to the Restructuring. The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimate included in this document.

7 This is the aggregate amount of the TXU Claim (net of VAT payable in respect thereof). There is no assurance that the full amount of the TXU Claim will ultimately be recovered or that the AES Drax Companies will have tax losses to offset against any attributable income.

                  ----------------------- ------------------------ -------------- ---------------
                                                                   FINAL
                  DEBT                    STERLING EQUIVALENT      MATURITY       INTEREST RATE
                  ----------------------- ------------------------ -------------- ---------------
                  Equity                  100% ownership
                                          (indirect) of Drax
                                          Power Station
                  ----------------------- ------------------------ -------------- ---------------
                  Trading Guarantee       Up to(pound)100
                  Facility                million(8)
                  ----------------------- ------------------------ -------------- ---------------
                  Interest Rate
                  Hedging(9)
                  ----------------------- ------------------------ -------------- ---------------


                  1.2.2    RIGHT TO RECEIVE PRO RATA SHARE OF RESTRUCTURED DEBT

                           One overriding principle in the Restructuring is that for each (pound)1 of senior secured indebtedness owed to a Senior Creditor such Senior Creditor will be entitled to the same participating interest in each of the tranches of debt. Accordingly, each Senior Bank, Senior Bondholder and Hedging Bank (to the extent their hedging agreement is terminated) will be allocated, in proportion to its current relative holdings of the Bank Loans, Senior Bonds or rights to Hedge Termination Payments, as the case may be:

                           (i)      participations in A-1 Debt and B Debt; and

                           (ii)     the right to receive a combination of:

                                    (a)      participations in A-2 Debt and A-3
                                             Debt (together with the A-1 Debt
                                             and B Debt, the "RESTRUCTURED
                                             Debt"); and/or

                                    (b)      cash pursuant to the exercise by
                                             such Senior Creditor of its
                                             Cash-Out Option described in
                                             section 1.3 - The Cash-Out Option
                                             below.

                  1.2.3    SENIOR CREDITORS' RIGHT TO ALL EQUITY

                           The Senior Creditors will, under the terms of this Restructuring proposal, have the right to become indirect owners of the whole of the equity of Drax Power in proportion to their holdings of A-3 Debt after the exercise of the Cash-Out Option. See section 1.4 - Drax Power Station Ownership. The BHP Billiton Offer does not provide for any consideration to be provided to AES or the AES Drax Energy Limited bondholders.

-------------

8 To be finalised following agreement of a revised electricity trading policy for the AES Drax Companies. In addition, it is intended that at completion of the Restructuring a cash balance of up to (pound)50,000,000 will be available from existing Company cash resources to Drax Power for working capital purposes, subject to the cashflow cycle.

9 Discussions required between the Hedging Banks, the Senior Creditors Committees and BHP Billiton as to the treatment of hedge positions in the Restructuring.

                  1.2.4    RESTRUCTURED TRANCHES OF DEBT

                           The Restructured Debt has been separated into tranches in order to provide for:

                           (i) a first ranking tranche of debt(10), the A-1 Debt, of (pound)400 million with the following scheduled amortisation profile and a final maturity date of 2015:

------------------------- ---------------------------------
                           AMORTISATION ((POUNDS
YEAR                      STERLING) MILLION)(11)
------------------------- ---------------------------------
2007                      10
------------------------- ---------------------------------
2008                      20
------------------------- ---------------------------------
2009                      55
------------------------- ---------------------------------
2010                      55
------------------------- ---------------------------------
2011                      55
------------------------- ---------------------------------
2012                      55
------------------------- ---------------------------------
2013                      50
------------------------- ---------------------------------
2014                      50
------------------------- ---------------------------------
2015                      50
------------------------- ---------------------------------


                                    Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights as well as a Debt Service Reserve Account (as defined in section 2.1.1) funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall (as described in section 2.2 - Cash Flow Waterfall) to a level equal to the interest and scheduled principal payments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date;

                           (ii) a second ranking tranche, the A-2 Debt, of up to (pound)460 million which will have no fixed amortisation profile, however, the outstanding principal balance will fall due for payment in 2015. Interest on the A-2 Debt will be payable on a semi-annual basis after payment of interest on the A-1 Debt, any hedging specific to the A-1 Debt(12) scheduled principal payments on the A-1 Debt, and a cash sweep into the Debt Service Reserve Account to ensure a required balance equal to 12 months' interest payments on A-1 Debt;

                                    A-2 Debt will also benefit from a 1.0 x
                                    look-forward test/reserve of at least six months. If there are insufficient funds to pay interest on the A-2 Debt,

-------------

10 This is subject to the priority of the Trading Guarantee Facility (see section 1.5 - Electricity Trading Support for BHP Billiton's proposal).

11 Each annual scheduled amortisation shown above will be payable in two equal instalments on the semi-annual interest payment dates in each such year, provided that there will only be one payment in 2015.

12 Structure of hedging and ranking in Cash Flow Waterfall to be discussed with the Hedging Banks and Senior Creditors Committees.

                                    interest will be deferred . Repayment of the principal on the A-2 Debt will not occur prior to the principal amount of the A-1 Debt reducing to below (pound)200 million and will, thereafter, be dependent upon there being sufficient funds available for such purpose in accordance with the Cash Flow Waterfall;

                           (iii) a third ranking tranche, the A-3 Debt, of up to (pound)135.455 million. Unpaid interest on the A-3 Debt will be deferred (but not capitalised). The A-3 Debt will not receive cash payments of deferred interest or principal until the A-1 Debt and A-2 Debt have been repaid in full;

                           (iv) a fourth ranking tranche, the B Debt, of(pound)338.4 million whose primary source of repayment will be payments received in relation to the TXU Claim and will have first ranking security over the TXU Claim. The B Debt will also have security over the Principal Drax Assets ranking junior to the A-3 Debt. Interest will accrue on the B Debt and will be paid in accordance with the Cash Flow Waterfall, where it ranks behind scheduled A-1 Debt payments, A-2 Debt and A-3 Debt interest payments and, inter alia, deposits to a debt service reserve account to ensure a required balance equal to 12 months' interest and scheduled principal payments on the A-1 Debt. If there are insufficient funds to pay interest on the B Debt, interest will be deferred, but not capitalised.

                                    Proceeds of the TXU Claim will be used to repay the principal amount of the B Debt and interest thereon. The principal amount outstanding of the B Debt will only otherwise be repaid once the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full. See section 2.2 - Cash Flow Waterfall for further details.

                           All Restructured Debt will accrue interest as from 1 July 2003 (see section 1.3.5 - Accrual of Interest).

         1.3      THE CASH-OUT OPTION

                  1.3.1    OPTION TO SELL A-2 DEBT AND A-3 DEBT

                           As part of the Restructuring, each Senior Creditor will have the option (the "CASH-OUT OPTION") to sell, at a discount (see section 1.3.2. below), all of its participation in the A-2 Debt and the A-3 Debt, provided that a Senior Creditor may tender on a pro-rata basis part of its A-2 Debt and A-3 Debt. Any such sales will be completed concurrently with the issuance of the Restructured Debt. A Senior Creditor that exercises its Cash-Out Option will forego any right to receive Equity (as defined in section 1.4.1
                           - Ownership below) for any A-3 Debt sold in the Cash-Out Option.

                           The Cash-Out Option is designed to provide Senior Creditors with an alternative in order to realise immediate cash value for the holding of A-2 Debt, A-3 Debt and Equity which would otherwise be allocated to them.

                  1.3.2    DISCOUNT PRICE

                           Under the Cash-Out Option, the discount price for a Senior Creditor's participation in A-3 Debt will be 1% of its original principal amount. The discount price for a

                           Senior Creditor's participation in A-2 Debt will be 70% of its original principal amount.

                  1.3.3    SOURCE OF FUNDS

                           Two sources of funds will be available to make payments to Senior Creditors who elect to accept the Cash-Out Option ("CASH-OUT FUNDS"):

                           (i)      the amount, being at a minimum
                                    (pound)30,000,000, which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements subject to the cashflow cycle) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to and including A-2 Debt interest on 31 December, 2003 and, therefore, is yet to be finally determined; and

                           (ii) up to (pound)95,000,000 (or such greater amount as is referred to below) is to be made available by BHP Billiton or one of its affiliates (the "BHP BILLITON FUNDS").

                           The Cash-Out Funds for the Cash-Out Option will be made available as follows:

                           (i) first, by the AES Drax Companies from Project Funds up to(pound)30,000,000;

                           (ii) second, the amount of incremental Project Funds in excess of the (pound)30,000,000 that the Company and Senior Creditors elect to use until all Project Funds are exhausted; and

                           (iii) finally, any additional amounts that are required will be funded from BHP Billiton Funds until BHP Billiton Funds are exhausted.

                           It is possible that the amount of BHP Billiton Funds might be increased if the Cash-Out Option is taken up by Senior Creditors in such a manner that the (pound)95,000,000 would prove to be insufficient. If demand for the Cash-Out Option is so strong that additional funds are required, BHP Billiton reserves the right to increase the amount of the BHP Billiton Funds and, if necessary, will endeavour to obtain additional funding from third parties.

                           If Cash-Out Funds are insufficient to make payments in full to all the Secured Creditors who elect to accept the Cash-Out Option (each an "ELECTING SECURED CREDITOR") then each Electing Secured Creditor will be "scaled back". All Cash-Out Funds will be used so that each Electing Secured Creditor will sell its A-2 Debt and A-3 Debt pro rata to its claim as a Secured Creditor relative to the aggregate of claims of all Electing Secured Creditors. Each Electing Secured Creditor will then receive A-2 Debt and A-3 Debt which remains unsold under its exercise of the Cash-Out Option and, therefore, a corresponding portion of the Equity.

                  1.3.4    CONSEQUENCES OF CASH-OUT OPTION

                           To the extent that Project Funds are used to purchase participations in A-2 Debt and A-3 Debt under the Cash-Out Option, the outstanding amount of such debt will be retired, thereby deleveraging the Drax project. To the extent that BHP Billiton purchases participations in A-2 Debt and A-3 Debt, it will become a Senior Creditor holding Restructured Debt. In addition, BHP Billiton will have the option to receive Equity in proportion to the amount of A-3 Debt it purchases.

                           1.3.5    ACCRUAL OF INTEREST

                           No interest will be paid in respect of the debt to be compromised in the Restructuring which is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. Appropriate treatment will need to be agreed in relation to those Senior Creditors who exercise the Cash-Out Option.

         1.4      DRAX POWER STATION OWNERSHIP

                  1.4.1    OWNERSHIP

                           The indirect ownership of the Drax power station will be transferred to the holders of the A-3 Debt in the form of all of the shares (the "EQUITY") in a holding company (the "PARENT") which indirectly owns all of the equity in Drax Power.

                           As indicated under section 1.3 - The Cash-Out Option above, if a Senior Creditor exercises the Cash-Out Option, then it will not receive any Equity for any A-3 Debt sold under the Cash-Out Option. In addition:

                           (i) to the extent that the Cash-Out Option is funded by Project Funds, Equity corresponding to A-3 Debt that is prepaid will not be issued; and

                           (ii) to the extent that the Cash-Out Option is funded by BHP Billiton Funds, BHP Billiton will have the option, at no additional cost, to become the owner of the Equity corresponding to the A-3 Debt purchased by BHP Billiton.

                  1.4.2    RESTRICTIONS ON TRADING

                           In order to provide a period of stability following the Restructuring within which the Drax power station may operate, the A-2 Debt, A-3 Debt and Equity (including any option to hold Equity) (together, the "LINKED SECURITIES") will remain "linked" for an initial period13. During this period, no holder of Linked Securities may sell any single Linked Security without also selling proportionate amounts of its other Linked Securities.

         1.5      ELECTRICITY TRADING SUPPORT

                  As mentioned in paragraph 5 of the BHP Billiton Offer Letter, Drax Power will require substantial credit support to continue its electricity trading activities following the Restructuring. If Drax Power is no longer required to provide cash collateral as credit support this will enhance the liquidity of the Drax power station and provide cash for other purposes, including working capital and funding the Cash-Out Option. BHP Billiton is willing to arrange from closing of the Restructuring, subject to agreement of satisfactory terms by 30 September 2003 and internal BHP Billiton credit approval, a (pound)100,000,000 Trading

                  Guarantee Facility to facilitate Drax Power's ability to trade electricity. A portion of this Trading Guarantee Facility may take the form of credit lines with a BHP Billiton entity. Facility utilisation fees shall be calculated based on the aggregate risk exposures generated by Drax Power's trading activities, providing a more efficient facility than traditional credit facilities. This Facility shall, at all times, have first ranking security interest (senior to the Senior Creditors) over the Principal Drax Assets.

2        SECTION 2 - DETAILED TERMS OF THE RESTRUCTURING PROPOSAL

         2.1      RESTRUCTURED DEBT

                  2.1.1    A-1 DEBT (PRINCIPAL AMOUNT: (POUND)400 MILLION):


                           RANKING: A-1 Debt will have the benefit of a second ranking security interest over all of the properties, assets and shares of the AES Drax
                                             Companies (other than recoveries on
                                             the TXU Claim which will be subject
                                             to a first ranking security
                                             interest for the benefit of the B
                                             Debt) (such properties, assets and
                                             shares other than the TXU Claim,
                                             the "PRINCIPAL DRAX ASSETS"). A-1
                                             Debt has a second ranking security
                                             interest over the Principal Drax
                                             Assets solely because it ranks
                                             after the security interest in
                                             respect of the Trading Guarantee
                                             Facility (up to(pound)100 million).
                                             Otherwise, A-1 Debt has a security
                                             interest that ranks ahead of all
                                             other tranches of the Restructured
                                             Debt

                           INTEREST RATE:    Libor plus a margin of 2.5%.

                           INTEREST PAYMENT  Semi - annual.
                           DATE:

                           FINAL MATURITY    30 June 2015
                           DATE:

                           AMORTISATION:     Scheduled amortisation to be
                                             paid in each year in equal
                                             instalments on semi-annual interest
                                             payment dates and on the Final
                                             Maturity Date as follows:

                           2007:             (pound)10 million

                           2008:             (pound)20 million

                           2009:             (pound)55 million

                           2010:             (pound)55 million

                           2011:             (pound)55 million

                           2012:             (pound)55 million

                           2013:             (pound)50 million

                           2014:             (pound)50 million

                           2015:             (pound)50 million

                           PREPAYMENT:       Until the principal amount of
                                             the A-1 Debt has reduced below
                                             (pound)200,000,000, cash available
                                             for debt service will, after
                                             payment of A-1 Debt interest and
                                             hedging, A-1 Debt scheduled
                                             amortisation, funding the DSRA
                                             (defined below) for 12 months' A-1
                                             Debt interest and scheduled
                                             principal, payment of A-2 Debt
                                             interest (including deferred
                                             interest and, if applicable,
                                             funding the A-2 Debt Interest
                                             Reserve) and interest on the A-3
                                             Debt and B Debt be applied solely
                                             to prepayment of A-1 Debt principal
                                             in inverse order of the scheduled
                                             amortisation profile.

                                             At any time after the principal
                                             amount of the A-1 Debt has reduced
                                             below (pound)200m, excess cash
                                             available for debt service will,
                                             after payment of the amounts
                                             referred to in the immediately
                                             preceding paragraph, be applied on
                                             a pro rata basis to (a) prepayment
                                             of A-1 Debt principal, in inverse
                                             order of the scheduled amortisation
                                             profile, and (b) A-2 Debt
                                             principal, (for the avoidance of
                                             doubt, this means proportionally to
                                             the outstanding amount of A-1 Debt
                                             and A-2 Debt immediately prior to
                                             the prepayments).

                           PRIORITY OF       See section 2.2 - Cash Flow
                           PAYMENTS:         Waterfall.

                           DEBT SERVICE      A debt service reserve account (the
                           RESERVE ACCOUNT:  "DEBT SERVICE RESERVE ACCOUNT" or
                                             "DSRA") will be established
                                             immediately on the completion of
                                             the Restructuring from funds
                                             available in the Drax project in an
                                             amount equal to the interest
                                             falling due on the A-1 Debt on the
                                             next two interest payment dates.
                                             Following the Restructuring, after
                                             payment of A-1 Debt interest and
                                             hedging and scheduled A-1 Debt
                                             amortisation, cash available for
                                             debt service will be transferred to
                                             the DSRA to the extent required to
                                             ensure that the required balance
                                             thereon is equal to the next two
                                             A-1 Debt interest payments.

                                             In addition, after payment of A-2
                                             Debt interest (including deferred
                                             interest and, if applicable,
                                             funding the A-2 Debt Interest
                                             Reserve), cash available for debt
                                             service of up to the amount of
                                             scheduled A-1 Debt amortisation
                                             falling due on the next two
                                             interest payment dates will be
                                             transferred to the DSRA.

                                             To the extent that the funds
                                             credited to the DSRA as of an A-1
                                             Debt interest payment date exceed
                                             the required DSRA balance
                                             determined as of such date, the
                                             excess may be withdrawn and used to
                                             make payments in
                                             accordance with the Cash Flow
                                             Waterfall.

                           COVENANT PACKAGE: The covenant package is to be
                                             negotiated, but is expected to have
                                             the level of protections similar to
                                             those in the current Bank Loans.

                           ACCELERATION AND  To be discussed with the Senior
                           ENFORCEMENT:      Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CHANGE OF         To be discussed with the Senior
                           CONTROL:          Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CREDIT RATING:    To be discussed with the Senior
                                             Creditors Committees.

                  2.1.2    A-2 DEBT (PRINCIPAL AMOUNT: UP TO (POUND)460
                           MILLION):

                           RANKING: A-2 Debt will have the benefit of a third ranking security interest over the Principal Drax Assets, ranking in point of security after the amounts owing under the Trading Guarantee Facility and the A-1 Debt.

                           INTEREST RATE:    Libor plus a margin of 4%.

                           INTEREST PAYMENT: Interest on the A-2 Debt will be
                                             payable on a semi-annual basis
                                             after payment of interest on the
                                             A-1 Debt and hedging, scheduled
                                             principal payments on the A-1 Debt,
                                             and a cash sweep into the Debt
                                             Service Reserve Account to ensure a
                                             required balance equal to 12 months
                                             interest payments on A-1 Debt.
                                             Unpaid interest is deferred (not
                                             capitalised) and bears interest at
                                             the same rate.

                           A-2 DEBT INTEREST There will be a six month (18
                           RESERVE:          months on or before 31 December
                                             2006) look-forward test for A-2
                                             Debt interest on a 1.0 x debt
                                             service cover ratio, and to the
                                             extent such test is not passed, an
                                             amount equal to the shortfall will
                                             (in accordance with the Cash Flow
                                             Waterfall) be placed in a reserve
                                             account (the "A2 DEBT INTEREST
                                             RESERVE"). Amounts standing to the
                                             credit of the A-2 Debt Interest
                                             Reserve would be used to make
                                             payments of interest and scheduled
                                             principal on the A-1 Debt before
                                             making payments of interest on the
                                             A-2 Debt if there were insufficient
                                             funds available in the Cash Flow
                                             Waterfall for such purpose and if
                                             the DSRA had been fully utilised.

                           FINAL MATURITY    30 June 2015.
                           DATE:

                           AMORTISATION:     No scheduled amortisation of
                                             principal. Once the principal
                                             amount outstanding of A-1 Debt is
                                             less than(pound)200 million, excess
                                             cash available for debt service
                                             will, after payment of the A-1 Debt
                                             interest and hedging,
                                             scheduled A-1 Debt principal
                                             amortisation, funding the DSRA for
                                             12 months' A-1 Debt interest,
                                             payment of A-2 Debt interest
                                             (including deferred interest and,
                                             if applicable, funding the A-2 Debt
                                             Interest Reserve) and interest on
                                             the A-3 Debt and B Debt and
                                             hedging, funding the DSRA for 12
                                             months' A-1 debt scheduled
                                             principal, be applied to prepayment
                                             of A-1 Debt principal and A-2 Debt
                                             principal on a pro rata basis.

                           PRIORITY OF       See section 2.2 - Cash Flow
                           PAYMENTS:         Waterfall.

                           COVENANT PACKAGE: To be negotiated on same basis as
                                             applicable to the A-1 Debt.

                           ACCELERATION AND  To be discussed with the Senior
                           ENFORCEMENT:      Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CASH-OUT OPTION:  Senior Creditors who are otherwise
                                             entitled to a holding of A-2 Debt
                                             have the alternative of exercising
                                             the Cash-Out Option described in
                                             section 1.3 - The Cash-Out Option
                                             above. To the extent so exercised
                                             and to the extent the purchase is
                                             funded from Project Funds, the A-2
                                             Debt so purchased will be
                                             cancelled. For further details, see
                                             section 1.3 - The Cash-Out Option
                                             above.

                           CHANGE OF         To be discussed with the Senior
                           CONTROL:          Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                  2.1.3    A-3 DEBT: PRINCIPAL AMOUNT: UP TO (POUND)135.455
                           MILLION

                           RANKING: A-3 Debt will have the benefit of a fourth ranking security interest over the Principal Drax Assets.

                           INITIAL PRINCIPAL The initial principal amount of the
                           AMOUNT A-3 Debt will, subject to reduction in accordance with the Cash-Out Option, be the difference between:

                                             (i)      the aggregate amount of
                                                      the Senior Creditors'
                                                      indebtedness being '
                                                      compromised by the
                                                      Restructuring; and

                                             (ii)    the aggregate amount of the
                                                     A-1 Debt, A-2 Debt and B
                                                     Debt (before any reduction
                                                     of any amount in respect
                                                     of Senior Creditors
                                                     exercising the Cash-out
                                                     Option).

                           INTEREST RATE:    Libor plus a margin of 5%.

                           INTEREST PAYMENT  Interest on A-3 Debt shall be
                           DATE: deferred (but not capitalised) if there are insufficient funds available in the Cash Flow
                                             Waterfall for such purpose.

                           A-3 DEBT          There will be a six month (18
                           INTEREST          months on or before 31 December
                           RESERVE:          2006) look-forward test for A-3
                                             Debt interest
                                             on a 1.0 x debt service cover
                                             ratio, and to the extent such test
                                             is not passed, an amount equal to
                                             the shortfall will (in accordance
                                             with the Cash Flow Waterfall) be
                                             placed in a reserve account (the
                                             "A-3 DEBT INTEREST RESERVE").
                                             Amounts standing to the credit of
                                             the A-3 Debt Interest Reserve would
                                             be used to make payments of
                                             interest and scheduled principal on
                                             the A-1 Debt or the A-2 Debt before
                                             making payments of interest on the
                                             A-3 Debt if there are insufficient
                                             funds available in the Cash Flow
                                             Waterfall for such purpose.

                           AMORTISATION:     A-3 Debt principal will only be
                                             paid after all of the A-1 Debt and
                                             A-2 Debt have been paid in full.

                           COVENANT PACKAGE: Limited covenant package to be
                                             agreed.

                           ACCELERATION AND  To be discussed with the Senior
                           ENFORCEMENT:      Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CASH-OUT OPTION:  Senior Creditors who are otherwise
                                             entitled to a holding of A-3 Debt
                                             have the alternative of exercising
                                             the Cash-Out Option described in
                                             section 1.3 - The Cash-Out Option
                                             above. To the extent so exercised
                                             and to the extent the purchase is
                                             funded from Project Funds, the A-3
                                             Debt so purchased will be
                                             cancelled. For further details, see
                                             section 1.3 - The Cash-Out Option
                                             above.

                           CHANGE OF         To be discussed with the Senior
                           CONTROL:          Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           EQUITY: The Equity will be issued to holders of the A-3 Debt immediately after completion of the Cash-Out Option in proportion to such holdings.

                  2.1.4    B DEBT (PRINCIPAL AMOUNT: (POUND)338,400,000):

                           SOURCE OF PAYMENT The principal source of funds for
                           AND SECURITY:     the  payment of B Debt is the
                                             proceeds to be received from the
                                             TXU Claim. B Debt will have a first
                                             ranking security interest over the
                                             TXU Claim proceeds. The B Debt will
                                             have a fifth ranking security
                                             interest over the Principal Drax
                                             Assets. To the extent the proceeds
                                             of the TXU Claim are insufficient
                                             to repay the B Debt (and deferred
                                             interest thereon), payment of such
                                             remaining B Debt will be made in
                                             accordance with the Cash Flow
                                             Waterfall (see section 2.2 - Cash
                                             Flow Waterfall below).

                           INTEREST RATE:    Libor plus a margin of 2%.

                           INTEREST PAYMENT: B Debt interest will be deferred
                                             (but not capitalised) to the extent
                                             excess cash is not available after
                                             payment of
                                             interest on the A-1 Debt and
                                             hedging, scheduled principal
                                             payments on the A-1 Debt, funding
                                             the DSRA for 12 months' A-1 Debt
                                             interest and scheduled principal
                                             and payment of A-2 Debt interest
                                             (including deferred interest and,
                                             if applicable, funding the A-2 Debt
                                             Interest Reserve) and hedging and
                                             payment of A-3 Debt interest
                                             (including deferred interest and,
                                             if applicable, funding the A-3 Debt
                                             Interest Reserve) (see section 2.2
                                             - Cash Flow Waterfall below).

                           B DEBT INTEREST   There will be a six month
                           RESERVE:          look-forward test for B Debt
                                             interest on a 1.0 x debt service
                                             cover ratio, and to the extent such
                                             test is not passed, an amount equal
                                             to the shortfall will (in
                                             accordance with the Cash Flow
                                             Waterfall) be placed in a reserve
                                             account (the "B DEBT INTEREST
                                             Reserve"). Amounts standing to the
                                             credit of the B Debt Interest
                                             Reserve would be used to make
                                             payments of interest and scheduled
                                             principal on the A-1 Debt, the A-2
                                             Debt, or the A-3 Debt before making
                                             payments of interest on the B Debt
                                             if there are insufficient funds
                                             available in the Cash Flow
                                             Waterfall for such purpose.

                           AMORTISATION:     No fixed scheduled amortisation. B
                                             Debt will be paid on receipt of
                                             proceeds of the TXU Claim and
                                             otherwise once the A-1 Debt, A-2
                                             Debt and A-3 Debt have been repaid
                                             in full.

                           PRIORITY OF       See section 2.2 - Cash Flow
                           PAYMENTS:         Waterfall (including the treatment
                                             of taxes on the TXU Claim).

                           COVENANT PACKAGE: The B Debt will have the benefit of
                                             a very limited set of covenants and
                                             conditions of default which are
                                             designed primarily to protect the
                                             claim of the B Debt to the proceeds
                                             of the TXU Claim. Specifically, the
                                             B Debt will have no voting rights
                                             in connection with their security
                                             over the Principal Drax Assets, a
                                             sale of Drax Holdings or any of its
                                             affiliates or any recapitalisation,
                                             restructuring etc.

                           ACCELERATION AND  Irrespective of any default under
                           ENFORCEMENT:      the B Debt, holders of B Debt will
                                             neither be able to accelerate their
                                             B Debt nor to enforce any of their
                                             rights in respect of security
                                             interests held on their behalf,
                                             other than the security interest in
                                             respect of the TXU Claim, until
                                             such time as the holders of the A-1
                                             Debt, A-2 Debt and A-3 Debt have
                                             been repaid in full.

         2.2      CASH FLOW WATERFALL


         On any Interest Payment Date, the order of payments in respect of the Restructured Debt shall be as set out in Schedule 2.

                                   SCHEDULE 5
                          COAL SUPPLY - HEADS OF TERMS


BUYER:                        Drax Entity

SELLER:                       BHP Billiton Entity

START DATE:                   1 January 2004

END DATE:                     31 December 2018

COAL VOLUME:                  For the period from January 2004 to December 2005,
                              Seller to supply all of the Buyer's coal requirements (whether due to reductions in contracted volumes or delivery default by other coal suppliers) in excess of current contracted volumes subject to (i) a maximum of 3.7 million tonnes in calendar year 2004 and of 6.5 million tonnes in calendar year 2005, and (ii) sufficient advance notice from the Buyer where volumes are to be increased from the anticipated base contract volumes in order to allow the Seller to secure the coal and ensure the availability of logistical capacity. Seller will also supply additional coal above these coal volumes on the basis that incremental costs for freight, port and rail costs will be passed through to the Buyer.

                              From January 2006 to December 2010, Seller to supply all of the Buyer's coal requirements on an exclusive basis. From January 2011, Seller to supply 80% of the Buyer's coal requirements and to have the right to participate in a competitive tender in respect of the Buyer's remaining coal requirements. Note: All coal volumes based on coal with calorific value of 6000 kcal/kg net as received.

PRICING: The coal price (exclusive of VAT), basis free in stock ("FIS") Drax power station, shall be the TFS API2 index plus freight differential, port and rail charges all of which are to be fixed for the contract term.

                              "TFS API2" means an average of the Argus CIF
                              Rotterdam assessment as published in both Argus Coal Daily International and Argus Coal Daily on Friday (dated next working day) and McCloskey's NW European steam coal marker as published in both McCloskey's Fax on Friday (dated Friday) and the fortnightly McCloskey's Coal Report (dated every other Friday).

                              The price for each delivery of coal (train or road truck) shall be the final TFS API2 index (as per coal industry publications) of the calendar month prior to the delivery, converted at the spot GBP:USD exchange rate on the day of payment and expressed in GBP/GJ terms, plus the agreed GBP/GJ logistics adjustment.

                              Should the TFS API2 index become unavailable, Buyer and Seller shall agree in good faith a replacement index for coal deliveries to the Amsterdam/Rotterdam/Antwerp area.

DELIVERY SCHEDULE:            A scheduling process is to be agreed between the
                              Buyer and the Seller taking into account:

                              o         Typical seasonality of coal burn;

                              o         Seller's right to rail to Buyer's
                                        stockyard subject to stockpile volumes
                                        remaining at a minimum level of 600,000
                                        tonnes; and

                              o Buyer to advise Seller of its firm coal requirements in each month by the 15th day of the preceding month.

PAYMENT TERMS:                Payment of all invoices in full, on the 10th day
                              of the month following the month of delivery.

QUALITY: Initial typical specification range, on an ISO as-received basis:

                                                     LOWER LIMIT    UPPER LIMIT

                              Total Moisture (%)          4             13
                              Ash (%)                     5             22
                              Volatile Matter (%)        25             33
                              NCV (GJ/mt)                20             27
                              HGI (ASTM)                 45             70
                              AFT ((degree)C)           1150             -
                              Free Swelling Index         0              7
                              Sulphur (%)               0.55            2.8
                              Nitrogen (%)                0             1.7
                              Notes to above:

                              o Buyer agrees to conduct full test burns on at least four coals or coal blends in Seller's option prior to the commencement of deliveries under the coal supply agreement;

                              o         The specification ranges above are
                                        applicable to coals or coal blends
                                        delivered to the plant, and such blends
                                        may contain blend components with
                                        specifications falling outside the
                                        range;

                              o The lower limit on the volatile matter is an average figure for each calendar year, subject to a minimum level for any delivery of 23 per cent. on an as received basis;

                              o The lower limit on sulphur is an average figure for each calendar year, subject to a minimum level for any delivery of
                                        0.4 per cent. on an as received basis;

                              o         The upper limit for nitrogen is an
                                        average figure for each calendar year;
                                        and

                              o Seller may source compliant coal from any location.

ANNUAL TEST BURNS:            Buyer shall conduct trial burns of up to five
                              coals or coal blends at Seller's request each calendar year (more by mutual agreement) in an attempt to extend the boundaries of the coal specifications listed in "Quality" above. Any coals forming part of Seller's portfolio of equity
                              South African coals that are already approved may be deducted from the number of trial burns to be carried out in the first year. Approval of these trial coals is conditional on a "good faith" agreement that same will not have material adverse operational and maintenance cost implications for the plant.

COAL QUALITY                  All coal shall be sampled and tested according to
ANALYSIS AND WEIGHT           ISO standards (ASTM in the case of hardgrove
DETERMINATION                 grindability index), on an as received basis, by
                              an independent and mutually appointed testing laboratory. Such sampling and testing shall take place at the point of loading of the train or road truck, and shall be final and binding. Weight determination shall be according to the results of a "trade stamped" weighbridge at Drax power station, and shall be final and binding.


CREDIT SUPPORT:               The Seller is prepared to discuss securitisation
                              of part of the minimum strategic coal stockpile to limit the credit support requirements.

TRADE FINANCE:                In order to improve working capital for the Buyer,
                              the Seller is also prepared to discuss (i) monetisation of part of the minimum strategic coal stockpile; and (ii) deferral payment on early shipments of coal.

                                                                          ITEM 2


The Directors of AES Drax Holdings Limited
c/o Kempson House
Camomile Street
London EC3A 7AN

                                                                  21 August 2003


Dear Sirs

DRAX - BHP BILLITON'S OFFER

We are pleased to submit this offer by BHP Billiton plc ("BHP BILLITON") to provide support to facilitate the restructuring of the senior secured debt and other contractual arrangements of AES Drax Holdings Ltd (the "Company") and certain of its affiliates, including AES Drax Power Limited ("DRAX POWER") (the "BHP BILLITON Offer").

While the BHP Billiton Offer is made by BHP Billiton solely on the terms and conditions set out in this offer letter (the "BHP BILLITON OFFER LETTER") and its schedules (the "SCHEDULES"), the BHP Billiton Offer to a large extent follows the restructuring proposals as laid out in (i) the 30 June 2003 Form 6K filing to the US Securities and Exchange Commission (SEC File #333-13096) ("30 JUNE 6K") and (ii) the 14 August 2003 Form 6K filing to the US Securities and Exchange commission (SEC File #333-13096) ("14 AUGUST 6K") with a view to facilitating the completion of the restructuring of the secured debt of the AES Drax Companies and the entering into of the commercial agreements as set out in BHP Billiton Offer Letter (the "RESTRUCTURING").

The BHP Billiton Offer includes a number of key commercial and economic terms, which we believe substantially enhance the terms of the Restructuring and as such maximise the ultimate recoveries for the Senior Banks, the Senior Bondholders and the Hedging Banks, whether or not they intend to exercise the Cash-Out Option. We strongly believe that an integrated financial and commercial partnership between BHP Billiton and/or certain of its affiliates and the Company and its relevant affiliates under which BHP Billiton (or an affiliate) provides coal supply and energy trading services, together with O&M expertise from Eskom Enterprises (Pty) Ltd, a wholly owned subsidiary of Eskom Holdings
(Pty) Ltd ("ESKOM"), adds significant value to the restructuring by increasing the certainty of operating cashflows and mitigating key commodity and operational risks.

BHP Billiton is the world's largest diversified resources company with a market capitalisation of (pound)26.2 billion and a strong balance sheet and credit rating. We are a major provider of both coal and natural gas to the power generation industry. In particular, BHP Billiton Energy Coal is the world's largest producer and marketer of sea-borne thermal coal. Our focus is on providing competitive energy solutions for our world-wide portfolio of power generation customers. The business is structured around a portfolio of world-class producing assets, which provide a unique multi-sourcing capability to service the major power markets of Europe and the United Kingdom in particular. We have a proven track record and are a respected partner in joint ventures worldwide.

Eskom, the South African electricity utility company, operates 42,000 MW of power generation capacity, of which 37,000 MW comprises large coal-fired plants including seven power stations with capacity in excess of 3,000 MW. Eskom is a key business partner of BHP Billiton in South Africa and the two companies have a strong relationship extending over many years.

We recognise the dual needs of the Senior Creditors to meet the short-term financial objectives of the Restructuring, while at the same time ensuring the long-term viability of the Company. We believe that the BHP Billiton Offer demonstrates a clear differentiation in value from the other proposals received by the Company and provides for increased long-term security for the Senior Creditors through a unique and distinctive set of capabilities and service offerings.

The main points of the BHP Billiton Offer are as follows:

o BHP Billiton will provide substantial funding for the Cash-Out Option with a significant premium to other offers based on a similar financial structure.

o BHP Billiton offers to provide a unique suite of value-added fuel, finance, O&M and commodity services that creates substantial value for the Principal Drax Assets and does not diminish commercial control or reduce flexibility for Senior Creditors.

o The BHP Billiton Offer is an integrated solution that provides clarity of outcome through the creation of a stable, on-going and viable entity with improved credit profile, lower cost base and reduced risk profile.

o A partnership with BHP Billiton will bring to the AES Drax Companies all the credentials and capabilities of a world leading energy company with an excellent credit rating. This partnership will help the AES Drax Companies address the key challenges they face in their transition to consuming imported coal.

o BHP Billiton is willing to arrange, at the Company's option, a (pound)100,000,000 Trading Guarantee Facility to facilitate Drax Power's ability to trade electricity.

o BHP Billiton's Offer is not subject to or contingent on third party financing and does not result in any underwriting or other fees and charges being paid to BHP Billiton. BHP Billiton is willing to discuss placing amounts in escrow once a timetable for the overall Restructuring is agreed between BHP Billiton and the Senior Creditors.

o BHP Billiton is able to work closely with the directors and Senior Creditors to meet the timetable of the Restructuring and address governance issues through discussion and negotiation.

The summary terms of the BHP Billiton Offer are as follows1:

1 BHP Billiton offers to increase the price for creditors who decide to tender their A-2 Debt, C Debt (which will be renamed under the BHP Billiton Offer "A-3 DEBT"), and Equity (the "CASH-OUT OPTION") to 70 per cent. of the A-2 principal amount, a substantial improvement to the prices proposed by The AES Corporation ("AES"), International Power plc ("IP") and Goldman Sachs International ("GS"). BHP Billiton would also pay 1% for the A-3 Debt. BHP Billiton (or an affiliate) will provide up to (pound)95,000,000 of cash to support the funding of the Cash-Out Option ("BHP BILLITON FUNDS"). If demand for the Cash-Out Option is so strong that additional funds are required, BHP Billiton reserves the right to increase its participation and, if necessary, will endeavour to obtain additional funding from third parties wishing to purchase the A-2 Debt. To the extent that such

-------------

1 Additional detailed information is contained in the various Schedules attached to the BHP Billiton Offer Letter. Any capitalised term used but not otherwise defined in this BHP Billiton Offer Letter shall have the meaning given to it in Schedule 4 of this Offer Letter. To the extent there is any inconsistency between the BHP Billiton Offer Letter and the Schedules, the terms of the BHP Billiton Offer Letter will prevail.

       funding is not available, there would be a "scale back" as provided under section 1.3.3 of Schedule 4 of this BHP Billiton Offer Letter. To the extent that the Cash-Out Option is funded by BHP Billiton Funds, BHP Billiton will purchase pro-rata holdings of the A-2 Debt and the A-3 Debt and will have the option to become the owner of the Equity corresponding to the amount of the A-3 Debt purchased by BHP Billiton.

2 BHP Billiton will leave it to the option of the Company and the Senior Creditors whether they elect to use (pound)30,000,000 (the minimum required by BHP Billiton) of cash currently held by the Company or such higher amounts as may be deemed by the directors of the Company to be available in order to fund the Cash-Out Option. To the extent that the Company and the Senior Creditors elect to use more than (pound)30,000,000 of Project Funds, the Cash-Out Option will be funded as follows: first, (pound)30,000,000 of Project Funds will be used; second, the amount of incremental Project Funds in excess of the (pound)30,000,000 that the Company and the Senior Creditors elect to use, and finally any additional amounts that are required will be funded from BHP Billiton Funds until BHP Billiton Funds are exhausted.

3 The BHP Billiton Offer increases the margin on the A-2 Debt to 400bps. In addition, the terms and ranking of the B Debt and the A-3 Debt would be as follows: the A-3 Debt will rank behind the A-2 Debt but ahead of the B Debt, both in the Cash Flow Waterfall and with respect to its security over the Principal Drax Assets. The A-3 Debt will have fourth ranking security over the Principal Drax Assets and will accrue interest at a rate of Libor + 500bp, with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2
       Debt). The B Debt will accrue interest at the rate of Libor + 200bp with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt and the A-3 Debt). The B Debt will have first ranking security over the claims against TXU Europe Energy Trading Limited and TXU Europe Group plc (the "TXU Claim"), as well as a fifth ranking security over the Principal Drax Assets. The holders of the B Debt however will not have any voting rights with respect to the release of their security over the Principal Drax Assets, the sale of the Company, or a recapitalisation of the balance sheet. The B Debt holders may (by a 75 per cent. majority) agree to compromise the TXU Claim or vote the interest of the AES Drax Companies in any insolvency in respect of the TXU Claim. The A-3 Debt holders shall have the first right of refusal to purchase all (or materially all) but not part of the Drax Principal Assets if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4 It is a condition of BHP Billiton's Offer that BHP Billiton (or an affiliate) will enter an agreement for the supply of coal to the Drax power station for 15 years from January 2004. The agreement would be structured to ensure supply security for Drax Power, allowing it to retain maximum operational flexibility and mitigate risks in relation to Drax Power's most significant cost item. It would allow significant volume flexibility on coal supply which will be essential in ensuring an efficient transition to sourcing more imported coal as local domestic coal production declines. Subject to existing coal supply contracts, BHP Billiton (or an affiliate) would supply 100% of Drax's coal requirements on an exclusive basis from January 2006 to December 2010, and would thereafter continue to supply 80% of the plant's total requirements to 2018. The remaining 20% during this period would be subject to a competitive tender in which BHP Billiton (or an affiliate) would be entitled to participate. The price for coal supplied by BHP Billiton (or its affiliate) would be based on a competitive market index with a fixed-price adjustment for UK-based logistics. BHP Billiton (or an affiliate) will also assume management of the entire logistics chain of its coal supply to Drax Power, including sea freight, port facilities and rail transportation. BHP Billiton's position as a major coal supplier would enable it to minimise stockpile requirements and thereby reduce working capital requirements for

       Drax Power, manage the blending of coals to ensure plant specifications are met and cover risks associated with delivery to the plant. (Further details are set out in Schedule 5).

5 Drax Power will require substantial credit support to continue its electricity trading activities following the Restructuring. If Drax Power is no longer required to provide cash collateral as credit support this will enhance the liquidity of the Drax power station and provide cash for other purposes, including working capital and funding the Cash-Out Option. BHP Billiton is willing to arrange, subject to agreement of satisfactory commercial terms by 30 September 2003, a (pound)100,000,000 Trading Guarantee Facility to facilitate Drax Power's ability to trade electricity. BHP Billiton believes this will generate significant cost savings in relation to the costs of credit support facilities contemplated in other proposals.

6 There are a number of important commercial services which are necessary for the ongoing operation of the Drax power station. It is a condition of BHP Billiton's Offer that restructured commercial arrangements are put in place in the three key areas of O&M (by 30 March 2004), trading services (by 30 March 2004) and trading guarantee facilities (by the Effective
       Date).

       BHP Billiton believes it can add significant value through the provision of a number of commercial services and, if the Company so requires, would be happy to assist in the following respects:

       6.1 BHP Billiton believes that it is desirable to enter into long-term offtake agreements on up to two of the six Drax units in order to ensure a minimum level of stable cash flows and reduce the operational risk of trading all six units as a merchant plant. BHP Billiton (through one of its affiliates) will be happy to assist in structuring such contracts.

       6.2 BHP Billiton believes that it can offer significant cost savings to the Company in relation to its trading activities by offering certain management services to Drax Power, including confirmation, 24-hour operation contract and risk management services, accounting, settlements and invoicing services. At the option of Senior Creditors and the Company, BHP Billiton (or an affiliate) will make available trading facilities, systems and resources at BHP Billiton (or its affiliates) offices enabling relevant personnel to access BHP Billiton's (or its affiliate's) trading systems and in particular its coal, power and CO2 trading expertise. An agency fee would be payable in respect of the provision of these services that BHP Billiton believes would provide substantial ongoing cost savings to the Company.

       6.3 BHP Billiton believes that the Company could make substantial savings in relation to O&M services compared with the AES and IP proposals, which include significant management fees for O&M services. In addition, both AES and IP have proposed a long-term O&M contract that can only be cancelled under very limited circumstances. BHP Billiton believes that it can add considerable value to the restructuring by procuring specialist O&M personnel from Eskom.

       6.4 BHP Billiton (or an affiliate) would also provide coal price hedging services allowing Drax the option to fix forward coal prices for up to three years, enhancing its control over cash flows, timing of pricing and spark spreads.

7 Additional information on the terms of this BHP Billiton Offer are set out in the various Schedules attached to this BHP Billiton Offer Letter.

8 The BHP Billiton Offer will lapse at 5.00 p.m. (London time) on 29 August 2003 unless the Company and the Senior Creditors Committees have by then entered into an exclusive relationship with BHP Billiton by countersigning this letter and returning it to us, thereby confirming that they will not enter into or continue any negotiations or discussions with any person other than BHP Billiton with respect to the Cash-Out Options and the other matters contemplated by this BHP Billiton Offer Letter, provided that such exclusivity shall cease on 31 December 2003 or, if earlier, (i) the date on which this offer lapses or is otherwise terminated, or (ii) the date of execution of mutually acceptable documentation required for the Restructuring (including the coal supply agreement and shareholders agreement) and satisfaction of all conditions precedent thereto (the "EFFECTIVE DATE").

On behalf of BHP Billiton, we very much appreciate your consideration of this offer and look forward to your response. BHP Billiton believes that its offer proposes a financial and commercial restructuring of the Company to the benefit of the Senior Creditors. BHP Billiton sees this offer as forming the basis of a long-term mutually beneficial relationship with the Company. In addition, we believe that along with Eskom, we offer a package that lowers the risk and enhances value to the Senior Creditors.

Please feel free to contact Rowen Bainbridge (on 0207 802 4015) or Paul Adair (0207 802 4036) to discuss any questions or issues that you may have with respect to this letter.

Yours faithfully,





Michael M.C. Oppenheimer
President, BHP Billiton Energy Coal



cc:      Shaun Holmes, Royal Bank of Scotland
         Martin Gudgeon, Close Brothers Corporate Finance Limited
         Mark Dixson, Deutsche Bank A.G.



I confirm that I have been authorised by AES Drax Holdings Limited to accept the BHP Billiton Offer and to confirm that (a) AES Drax Holdings Limited has the right and power, and has taken or will take all action necessary to accept the BHP Billiton Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the BHP Billiton Offer and performing such matters and transactions AES Drax Holdings Limited is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.


Agreed and accepted on       2003 for and on behalf of AES Drax Holdings Limited



By: -----------------------------


Name: ---------------------------


Title: --------------------------

I confirm that I have been authorised by the Bank Steering Committee to accept the BHP Billiton Offer and to confirm that (a) the Bank Steering Committee has the right and power, and has taken or will take all action necessary to accept the BHP Billiton Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the BHP Billiton Offer and performing such matters and transactions the Bank Steering Committee is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.



Agreed and accepted on     2003 for and on behalf of the Bank Steering Committee





By: -----------------------------

Name: ---------------------------

Title: --------------------------





I confirm that I have been authorised by the Senior Bondholder Committee to accept the BHP Billiton Offer and to confirm that (a) the Senior Bondholder Committee has the right and power, and has taken or will take all action necessary to accept the BHP Billiton Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the BHP Billiton Offer and performing such matters and transactions the Senior Bondholder Committee is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.





Agreed and accepted on                                  2003 for and on behalf
of the Senior Bondholder Committee





By: -----------------------------

Name: ---------------------------

Title: --------------------------

                                   SCHEDULE 1
         FURTHER TERMS AND CONDITIONS RELATING TO THE BHP BILLITON OFFER

1

        1.1 BHP Billiton requires the holders of Equity to enter into a shareholders' agreement. The detailed terms and conditions, including the right to appoint directors, rights and restrictions on the transfer of shares and voting rights will be agreed with the Senior Creditors Committees. BHP Billiton (or its affiliate) would not have the right to block a sale by the Senior Creditors of their Equity. If, following completion of the Restructuring, the Senior Creditors receive an offer, or enter into any process or negotiations for the sale of the Equity or the Principal Drax Assets, BHP Billiton requires notice of such offer, process or negotiations and the right to submit an offer for such Equity or the Principal Drax Assets for consideration by the relevant Senior Creditors. Certain other reserved matters such as changes to the coal supply arrangements will require unanimity.

        1.2 BHP Billiton requires to appoint such number of directors as is proportionate to its overall shareholding interest. Such director(s) would have veto rights over certain reserved matters, including the appointment of identified key individuals, such as the station manager and the implementation of a commodity price risk management policy.

        1.3 BHP Billiton is supportive of the proposal to provide a period of stability following the Restructuring within which the Drax power station may operate, by linking the A-2 Debt, A-3 Debt and Equity (including any option to hold Equity) for an initial period on terms to be agreed with the Senior Creditors Committees.

2       The BHP Billiton Offer is subject to:

        2.1 prior to the Effective Date there being, in BHP Billiton's opinion, no material adverse change in the assets, operations or liabilities (but excluding any such change arising out of a change in commodity prices in the UK market) of the Company and its affiliates or in the forecasts with regard to capital and operating expenditure and taxes compared to the information: (i) contained within the Form 6K filing dated 16 July 2003 (SEC file #:333-13096) and/or (ii) as disclosed to BHP Billiton during the due diligence referred to in paragraph 2.4 below;

        2.2 satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring having been obtained by the time necessary or desirable;

        2.3 BHP Billiton board approval of the final Restructuring documentation; and

        2.4 BHP Billiton finalising to its satisfaction its confirmatory technical and commercial due diligence process; which it expects to do by 15 September 2003.

3 In addition to the matters described in the BHP Billiton Offer Letter, it is a condition of BHP Billiton's Offer that, in accordance with the timeline set out in Schedule 3:

        3.1 heads of terms for the coal supply agreement with BHP Billiton (or an affiliate) are agreed by 15 September 2003;

        3.2 a financial term sheet for the Restructuring and heads of terms for the shareholders' agreement and Trading Guarantee Facility are agreed by 30 September 2003;

        3.3 from the date on which your acceptance of this offer is received (the "ACCEPTANCE DATE") until the Effective Date, the Company (and in the case of paragraph 3.3.1 below, the Senior Creditors Committees) will not:

                3.3.1 enter into or continue any negotiations or discussions with any person other than BHP Billiton with respect to the Cash-Out Options and the other matters relating to the Restructuring contemplated by this BHP Billiton Offer Letter; or

                3.3.2 enter into any agreement with any person other than BHP Billiton (or any of its affiliates) with respect to the supply of coal to the Drax power station except with the prior consent of BHP Billiton, which shall not be unreasonably withheld or delayed; and

        3.4 the Restructuring is completed (including the satisfaction of any conditions relating thereto) by no later than 31 December 2003 on the basis of documentation in a form mutually acceptable to BHP Billiton and the Senior Creditors.

4 BHP Billiton will (prior to completion of the Restructuring) be consulted with respect to (but subject to paragraph 3.3.2 above shall not have a veto right in relation to) major business decisions, including the appointment of the plant manager and head of trading, entry into material contracts, any long-term hedging agreements and the level of minimum required working capital.

5 BHP Billiton will be entitled, from the Acceptance Date to the Effective Date, to receive the same information, analyses, reports and advice in relation to the Restructuring and the business as is provided to the Senior Creditors, unless there is a clear conflict of interest in BHP Billiton receiving the same.

6 Only BHP Billiton and a person who has duly accepted this offer will be entitled to rely on or enforce its terms.

                                   SCHEDULE 2
                           AMENDED CASH FLOW WATERFALL


The Cash Flow Waterfall in respect of the A-1 Debt, A-2 Debt, A-3 Debt and B Debt, all as defined in Schedule 4 of this BHP Billiton Offer Letter (the "RESTRUCTURED DEBT"), will be as follows:

1 On any interest payment date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Trading Guarantee Facility and taking into account working capital requirements restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors Committees to the extent not paid at the closing of the Restructuring but excluding the costs and expenses of BHP Billiton and its advisers) and tax, is:

       (a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest2;

       (b)    second, to make scheduled repayments of principal on the A-1 Debt;

       (c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

       (d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

       (e) fifth, to fund the A-2 Debt Interest Reserve to the required amount;

       (f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

       (g)    seventh, to make payments of interest on the A-3 Debt;

       (h) eighth, to fund the A-3 Debt Interest Reserve to the required amount;

       (i)    ninth, to pay interest on the B Debt;

       (j)    tenth, to fund the B Debt Interest Reserve to the required amount;

       (k)    eleventh, to make prepayments and repayments as follows:

              (i) at any time after the principal amount outstanding of the A-1 Debt is (pound)200,000,000 or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

              (ii) at any time after the principal amount outstanding of the A-1 Debt is less than (pound)200,000,000, to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

       (l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

-------------

2 Structuring of hedging facilities and ranking in Cash Flow Waterfall to be discussed between the Senior Creditors Committees and BHP Billiton.

       (m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

       (n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

       (o) fifteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt.

       Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT and a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

       The amount withheld on account of UK corporation tax from TXU Claim proceeds will be equal to 30% (or, if different, the prevailing UK corporation tax rate in the tax year such payment in respect of the TXU Claim is received). The amount withheld will be paid into an escrow account. If payment had been received in respect of the TXU Claim, and the relevant company in the Drax group has a liability in respect of UK corporation tax, an amount shall be applied to pay such tax amount when such amount falls due for payment. If, having paid the full UK corporation tax liability of the relevant company, there remains a positive balance in the escrow account, such positive balance shall be applied to prepay the principal of the B Debt.

       BHP Billiton is prepared to discuss any appropriate structure which may achieve a mutually beneficial result for the parties.

                                   SCHEDULE 3
                       TIMELINE OF THE BHP BILLITON OFFER

29 AUG 2003: Last date for acceptance of BHP Billiton Offer. The Company and the Senior Creditors Committees enter into exclusive negotiations with BHP Billiton as the preferred counterparty.

15 SEP 2003:  Agreed heads of terms for coal supply agreement.

30 SEP 2003: Financial Term Sheet agreed for the Restructuring and agreed heads of terms for the shareholders agreement and Trading Guarantee Facility.

31 DEC 2003: Deadline for the completion of the Restructuring including the satisfaction of any conditions relating thereto and signature of the coal supply agreement, shareholders agreement and the Trading Guarantee Facility documentation.

31 MARCH 2004: Agreed O&M agreement and trading services agreement.

                                   SCHEDULE 4:
                           AES DRAX HOLDINGS LIMITED:


Our restructuring proposal follows, in general, the key structural terms of the 14 August 6K. However, following consultation with Senior Creditors and their advisors, it includes a number of specific structural differences from that proposal that we believe add value to the terms of the Restructuring. The principal differences are:

(i) flexibility to consider any proposals which have been developed on the treatment of the Hedge Termination Payments and any reinstated interest rate hedges (see section 1.2.1);

(ii) no cash-out option for the B Debt. We also do not propose the option to eliminate the B tranche's claim on the Principal Drax Assets (see section 2.1);

(iii) arrangement by BHP Billiton of the Trading Guarantee Facility at the Company's option (see section 1.5);

(iv) willingness to enter into discussions with third parties to provide Cash-Out funding on the same terms as our proposal, should the BHP Billiton funds not be sufficient to satisfy all demand for the Cash-Out Option (see section 1.3.3); and

(v) flexibility to discuss issues further with the Senior Creditors, on the basis of the proposal set out in the 30 June 6K.

PROPOSED RESTRUCTURING TERMS FOR SENIOR CREDITORS UNDER THE BHP BILLITON OFFER

GLOSSARY

"AES" means the AES Corporation

"AES DRAX COMPANIES" means Drax Holdings, Drax Power, AES Drax Acquisition Limited, AES Drax Financing Limited and other subsidiaries of Drax Holdings

"BANK LOANS" means the loans provided by the Senior Banks to InPower

"BANK STEERING COMMITTEE" means the steering committee representing the Senior Banks

"BHP BILLITON OFFER" means the offer being made by BHP Billiton and/or certain of its affiliates on 21 August 2003 to facilitate the restructuring of the senior secured debt and other contractual arrangements of Drax Holdings, Drax Power, and/or certain of their affiliates

"CURRENCY HEDGING BANKS" means the banks providing currency hedging facilities to Drax Holdings

"DRAX HOLDINGS" means AES Drax Holdings Limited

"DRAX POWER" means AES Drax Power Limited

"EUROBONDS" means the(pound)1,725 million secured bonds due 2015 issued by Drax Holdings

"HARICH" Harich Investment B.V.

"HARICH SWAPS" means the swaps between Harich and InPower, and between Harich and Drax Power

"HEDGE TERMINATION PAYMENTS" means amounts payable to the Hedging Banks upon termination of any interest rate or currency swaps to which the Hedging Banks are a party, which will be converted into Restructured Debt on a pro-rata basis

"HEDGING BANKS" means the Currency Hedging Banks and the Interest Rate Hedging Banks

"INPOWER" means InPower Limited

"INTEREST RATE HEDGING BANKS" means the banks providing interest rate hedging facilities to Drax Power

"RESTRUCTURED DEBT" means A-1 Debt, A-2 Debt, A-3 Debt and B Debt, all as defined in section 1.2 of this Schedule

"RESTRUCTURING" means the restructuring reflected in this proposal

"SENIOR BANKS" means the syndicate of banks which financed (through a loan to InPower) the acquisition of the Eurobonds by InPower

"SENIOR BONDHOLDER COMMITTEE" means the committee representing the holders of the Senior Bonds

"SENIOR BONDHOLDERS" means the holders of the Senior Bonds

"SENIOR BONDS" means the 9.07% Senior Secured Bonds due 2025 and 10.4% Senior Secured Bonds due 2020 issued by Drax Holdings

"SENIOR CREDITORS" means the Senior Banks, the Senior Bondholders and the Hedging Banks

"SENIOR CREDITORS COMMITTEES" means the Bank Steering Committee and the Senior Bondholder Committee

"TRADING GUARANTEE FACILITY" means the facility that may be provided by BHP Billiton (or its affiliate) to support the electricity trading of Drax Power following the Restructuring or a third party, at the discretion of the Company

"TXU CLAIM" means the claim by Drax Power against TXU Europe Energy Trading Limited and TXU Europe Group plc in connection with defaults under certain power purchase arrangements.


1        SECTION 1 - THE RESTRUCTURING PROPOSAL

         1.1      CURRENT DEBT STRUCTURE


                  The current senior secured indebtedness owed by Drax Holdings to the Senior Creditors is summarised in the table below.

                  ------------------------------------- -------------------------- ---------------- ------------------

                  DEBT                                  PRINCIPAL AMOUNT           FINAL MATURITY   INTEREST RATE
                  ------------------------------------- -------------------------- ---------------- ------------------
                  Bank Loans owed to Senior Banks       (pound)842,555,000         2015             Libor plus 3.0%(3)
                  (serviced through interest coupons
                  under the Eurobonds and the Harich
                  Swaps)
                  ------------------------------------- -------------------------- ---------------- ------------------
                  Senior Secured Bonds due 2020         U.S.$302,400,000           2020             10.41%
                  ------------------------------------- -------------------------- ---------------- ------------------

-------------

3 We understand that the margin of 3% above Libor is the margin to which the Senior Banks are entitled under the Bank Loans given the current credit rating of the AES Drax Companies. However interest with a margin of 2.2% was paid to the Senior Banks on 31 December 2002 and on 30 June 2003.

                  ------------------------------------- -------------------------- ---------------- -----------------

                  DEBT                                  PRINCIPAL AMOUNT           FINAL MATURITY   INTEREST RATE
                  ------------------------------------- -------------------------- ---------------- -----------------
                  Senior Secured Bonds due 2025         (pound)200,000,000         2025             9.07%
                  ------------------------------------- -------------------------- ---------------- -----------------
                  Hedge Termination Payments            Up to approx               Not              Not
                                                        (pound)91,400,0004         applicable       applicable
                  ------------------------------------- -------------------------- ---------------- -----------------



         1.2      PROPOSED DEBT STRUCTURE

                  1.2.1    PROPOSED DEBT STRUCTURE


                           The Restructuring reflected in this proposal involves replacing the existing senior secured debt with new secured debt, as well as providing the Senior Creditors with Equity, as summarised below.

----------------------- ------------------------ -------------- ---------------
                                                 FINAL
DEBT                    STERLING EQUIVALENT      MATURITY       INTEREST RATE
----------------------- ------------------------ -------------- ---------------
A-1 Debt                (pound)400,000,000       2015           Libor plus
                                                                2.5%
----------------------- ------------------------ -------------- ---------------
A-2 Debt                Up to(pound)             2015           Libor plus
                        460,000,000(5)                          4.0%
----------------------- ------------------------ -------------- ---------------
A-3 Debt                Up to(pound)             2020           Libor plus
                        135,455,000(6)                          5.0%
----------------------- ------------------------ -------------- ---------------
B Debt                  (pound)338,400,000(7)    2025           Libor plus
                                                                2.0%
----------------------- ------------------------ -------------- ---------------
Total Debt              Up to(pound)
                        1,333,855,000
----------------------- ------------------------ -------------- ---------------

-------------

4 The amount of (pound)91,400,000 for Hedge Termination Payments is based upon the most recent indicative valuation of the termination sum payable by Drax Holdings or Drax Power (as supplied by AES in its restructuring proposal). The indicative termination payments, if all positions were to be terminated, are included in the above table. The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimated amount included in the document. The treatment of the hedge positions of the Hedging Banks in the Restructuring requires further discussion with the Hedging Banks, the Senior Creditors Committees and BHP Billiton.

5 The amount of A-2 Debt outstanding immediately following the Restructuring will be lower to the extent that the Cash-Out Option is exercised by Senior Creditors.

6 The amount of the A-3 Debt outstanding immediately following the Restructuring will be equal to the sum of the debts owed to the Senior Creditors (as set out in the table in section 1.1 above), less the sum of the other tranches of the Restructured Debt and will be lower to the extent that (a) the Project Funds are used to fund any Cash-Out Option and (b) the hedging contracts with Hedging Banks are not terminated. The figure shown is based on an exchange rate of $1.512 = (pound)1, the Fed Funds Rate on 27 July 2000 being the rate applicable at the time of the issue of the Senior Bonds. The actual exchange rate used will be that as at a reference date prior to the Restructuring. The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimate included in this document.

7 This is the aggregate amount of the TXU Claim (net of VAT payable in respect thereof). There is no assurance that the full amount of the TXU Claim will ultimately be recovered or that the AES Drax Companies will have tax losses to offset against any attributable income.

                  ----------------------- ------------------------ -------------- ---------------
                                                                   FINAL
                  DEBT                    STERLING EQUIVALENT      MATURITY       INTEREST RATE
                  ----------------------- ------------------------ -------------- ---------------
                  Equity                  100% ownership
                                          (indirect) of Drax
                                          Power Station
                  ----------------------- ------------------------ -------------- ---------------
                  Trading Guarantee       Up to(pound)100
                  Facility                million(8)
                  ----------------------- ------------------------ -------------- ---------------
                  Interest Rate
                  Hedging(9)
                  ----------------------- ------------------------ -------------- ---------------


                  1.2.2    RIGHT TO RECEIVE PRO RATA SHARE OF RESTRUCTURED DEBT

                           One overriding principle in the Restructuring is that for each (pound)1 of senior secured indebtedness owed to a Senior Creditor such Senior Creditor will be entitled to the same participating interest in each of the tranches of debt. Accordingly, each Senior Bank, Senior Bondholder and Hedging Bank (to the extent their hedging agreement is terminated) will be allocated, in proportion to its current relative holdings of the Bank Loans, Senior Bonds or rights to Hedge Termination Payments, as the case may be:

                           (i)      participations in A-1 Debt and B Debt; and

                           (ii)     the right to receive a combination of:

                                    (a)      participations in A-2 Debt and A-3
                                             Debt (together with the A-1 Debt
                                             and B Debt, the "RESTRUCTURED
                                             Debt"); and/or

                                    (b)      cash pursuant to the exercise by
                                             such Senior Creditor of its
                                             Cash-Out Option described in
                                             section 1.3 - The Cash-Out Option
                                             below.

                  1.2.3    SENIOR CREDITORS' RIGHT TO ALL EQUITY

                           The Senior Creditors will, under the terms of this Restructuring proposal, have the right to become indirect owners of the whole of the equity of Drax Power in proportion to their holdings of A-3 Debt after the exercise of the Cash-Out Option. See section 1.4 - Drax Power Station Ownership. The BHP Billiton Offer does not provide for any consideration to be provided to AES or the AES Drax Energy Limited bondholders.

-------------

8 To be finalised following agreement of a revised electricity trading policy for the AES Drax Companies. In addition, it is intended that at completion of the Restructuring a cash balance of up to (pound)50,000,000 will be available from existing Company cash resources to Drax Power for working capital purposes, subject to the cashflow cycle.

9 Discussions required between the Hedging Banks, the Senior Creditors Committees and BHP Billiton as to the treatment of hedge positions in the Restructuring.

                  1.2.4    RESTRUCTURED TRANCHES OF DEBT

                           The Restructured Debt has been separated into tranches in order to provide for:

                           (i) a first ranking tranche of debt(10), the A-1 Debt, of (pound)400 million with the following scheduled amortisation profile and a final maturity date of 2015:

------------------------- ---------------------------------
                           AMORTISATION ((POUNDS
YEAR                      STERLING) MILLION)(11)
------------------------- ---------------------------------
2007                      10
------------------------- ---------------------------------
2008                      20
------------------------- ---------------------------------
2009                      55
------------------------- ---------------------------------
2010                      55
------------------------- ---------------------------------
2011                      55
------------------------- ---------------------------------
2012                      55
------------------------- ---------------------------------
2013                      50
------------------------- ---------------------------------
2014                      50
------------------------- ---------------------------------
2015                      50
------------------------- ---------------------------------


                                    Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights as well as a Debt Service Reserve Account (as defined in section 2.1.1) funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall (as described in section 2.2 - Cash Flow Waterfall) to a level equal to the interest and scheduled principal payments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date;

                           (ii) a second ranking tranche, the A-2 Debt, of up to (pound)460 million which will have no fixed amortisation profile, however, the outstanding principal balance will fall due for payment in 2015. Interest on the A-2 Debt will be payable on a semi-annual basis after payment of interest on the A-1 Debt, any hedging specific to the A-1 Debt(12) scheduled principal payments on the A-1 Debt, and a cash sweep into the Debt Service Reserve Account to ensure a required balance equal to 12 months' interest payments on A-1 Debt;

                                    A-2 Debt will also benefit from a 1.0 x
                                    look-forward test/reserve of at least six months. If there are insufficient funds to pay interest on the A-2 Debt,

-------------

10 This is subject to the priority of the Trading Guarantee Facility (see section 1.5 - Electricity Trading Support for BHP Billiton's proposal).

11 Each annual scheduled amortisation shown above will be payable in two equal instalments on the semi-annual interest payment dates in each such year, provided that there will only be one payment in 2015.

12 Structure of hedging and ranking in Cash Flow Waterfall to be discussed with the Hedging Banks and Senior Creditors Committees.

                                    interest will be deferred . Repayment of the principal on the A-2 Debt will not occur prior to the principal amount of the A-1 Debt reducing to below (pound)200 million and will, thereafter, be dependent upon there being sufficient funds available for such purpose in accordance with the Cash Flow Waterfall;

                           (iii) a third ranking tranche, the A-3 Debt, of up to (pound)135.455 million. Unpaid interest on the A-3 Debt will be deferred (but not capitalised). The A-3 Debt will not receive cash payments of deferred interest or principal until the A-1 Debt and A-2 Debt have been repaid in full;

                           (iv) a fourth ranking tranche, the B Debt, of(pound)338.4 million whose primary source of repayment will be payments received in relation to the TXU Claim and will have first ranking security over the TXU Claim. The B Debt will also have security over the Principal Drax Assets ranking junior to the A-3 Debt. Interest will accrue on the B Debt and will be paid in accordance with the Cash Flow Waterfall, where it ranks behind scheduled A-1 Debt payments, A-2 Debt and A-3 Debt interest payments and, inter alia, deposits to a debt service reserve account to ensure a required balance equal to 12 months' interest and scheduled principal payments on the A-1 Debt. If there are insufficient funds to pay interest on the B Debt, interest will be deferred, but not capitalised.

                                    Proceeds of the TXU Claim will be used to repay the principal amount of the B Debt and interest thereon. The principal amount outstanding of the B Debt will only otherwise be repaid once the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full. See section 2.2 - Cash Flow Waterfall for further details.

                           All Restructured Debt will accrue interest as from 1 July 2003 (see section 1.3.5 - Accrual of Interest).

         1.3      THE CASH-OUT OPTION

                  1.3.1    OPTION TO SELL A-2 DEBT AND A-3 DEBT

                           As part of the Restructuring, each Senior Creditor will have the option (the "CASH-OUT OPTION") to sell, at a discount (see section 1.3.2. below), all of its participation in the A-2 Debt and the A-3 Debt, provided that a Senior Creditor may tender on a pro-rata basis part of its A-2 Debt and A-3 Debt. Any such sales will be completed concurrently with the issuance of the Restructured Debt. A Senior Creditor that exercises its Cash-Out Option will forego any right to receive Equity (as defined in section 1.4.1
                           - Ownership below) for any A-3 Debt sold in the Cash-Out Option.

                           The Cash-Out Option is designed to provide Senior Creditors with an alternative in order to realise immediate cash value for the holding of A-2 Debt, A-3 Debt and Equity which would otherwise be allocated to them.

                  1.3.2    DISCOUNT PRICE

                           Under the Cash-Out Option, the discount price for a Senior Creditor's participation in A-3 Debt will be 1% of its original principal amount. The discount price for a

                           Senior Creditor's participation in A-2 Debt will be 70% of its original principal amount.

                  1.3.3    SOURCE OF FUNDS

                           Two sources of funds will be available to make payments to Senior Creditors who elect to accept the Cash-Out Option ("CASH-OUT FUNDS"):

                           (i)      the amount, being at a minimum
                                    (pound)30,000,000, which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements subject to the cashflow cycle) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to and including A-2 Debt interest on 31 December, 2003 and, therefore, is yet to be finally determined; and

                           (ii) up to (pound)95,000,000 (or such greater amount as is referred to below) is to be made available by BHP Billiton or one of its affiliates (the "BHP BILLITON FUNDS").

                           The Cash-Out Funds for the Cash-Out Option will be made available as follows:

                           (i) first, by the AES Drax Companies from Project Funds up to(pound)30,000,000;

                           (ii) second, the amount of incremental Project Funds in excess of the (pound)30,000,000 that the Company and Senior Creditors elect to use until all Project Funds are exhausted; and

                           (iii) finally, any additional amounts that are required will be funded from BHP Billiton Funds until BHP Billiton Funds are exhausted.

                           It is possible that the amount of BHP Billiton Funds might be increased if the Cash-Out Option is taken up by Senior Creditors in such a manner that the (pound)95,000,000 would prove to be insufficient. If demand for the Cash-Out Option is so strong that additional funds are required, BHP Billiton reserves the right to increase the amount of the BHP Billiton Funds and, if necessary, will endeavour to obtain additional funding from third parties.

                           If Cash-Out Funds are insufficient to make payments in full to all the Secured Creditors who elect to accept the Cash-Out Option (each an "ELECTING SECURED CREDITOR") then each Electing Secured Creditor will be "scaled back". All Cash-Out Funds will be used so that each Electing Secured Creditor will sell its A-2 Debt and A-3 Debt pro rata to its claim as a Secured Creditor relative to the aggregate of claims of all Electing Secured Creditors. Each Electing Secured Creditor will then receive A-2 Debt and A-3 Debt which remains unsold under its exercise of the Cash-Out Option and, therefore, a corresponding portion of the Equity.

                  1.3.4    CONSEQUENCES OF CASH-OUT OPTION

                           To the extent that Project Funds are used to purchase participations in A-2 Debt and A-3 Debt under the Cash-Out Option, the outstanding amount of such debt will be retired, thereby deleveraging the Drax project. To the extent that BHP Billiton purchases participations in A-2 Debt and A-3 Debt, it will become a Senior Creditor holding Restructured Debt. In addition, BHP Billiton will have the option to receive Equity in proportion to the amount of A-3 Debt it purchases.

                           1.3.5    ACCRUAL OF INTEREST

                           No interest will be paid in respect of the debt to be compromised in the Restructuring which is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. Appropriate treatment will need to be agreed in relation to those Senior Creditors who exercise the Cash-Out Option.

         1.4      DRAX POWER STATION OWNERSHIP

                  1.4.1    OWNERSHIP

                           The indirect ownership of the Drax power station will be transferred to the holders of the A-3 Debt in the form of all of the shares (the "EQUITY") in a holding company (the "PARENT") which indirectly owns all of the equity in Drax Power.

                           As indicated under section 1.3 - The Cash-Out Option above, if a Senior Creditor exercises the Cash-Out Option, then it will not receive any Equity for any A-3 Debt sold under the Cash-Out Option. In addition:

                           (i) to the extent that the Cash-Out Option is funded by Project Funds, Equity corresponding to A-3 Debt that is prepaid will not be issued; and

                           (ii) to the extent that the Cash-Out Option is funded by BHP Billiton Funds, BHP Billiton will have the option, at no additional cost, to become the owner of the Equity corresponding to the A-3 Debt purchased by BHP Billiton.

                  1.4.2    RESTRICTIONS ON TRADING

                           In order to provide a period of stability following the Restructuring within which the Drax power station may operate, the A-2 Debt, A-3 Debt and Equity (including any option to hold Equity) (together, the "LINKED SECURITIES") will remain "linked" for an initial period13. During this period, no holder of Linked Securities may sell any single Linked Security without also selling proportionate amounts of its other Linked Securities.

         1.5      ELECTRICITY TRADING SUPPORT

                  As mentioned in paragraph 5 of the BHP Billiton Offer Letter, Drax Power will require substantial credit support to continue its electricity trading activities following the Restructuring. If Drax Power is no longer required to provide cash collateral as credit support this will enhance the liquidity of the Drax power station and provide cash for other purposes, including working capital and funding the Cash-Out Option. BHP Billiton is willing to arrange from closing of the Restructuring, subject to agreement of satisfactory terms by 30 September 2003 and internal BHP Billiton credit approval, a (pound)100,000,000 Trading

                  Guarantee Facility to facilitate Drax Power's ability to trade electricity. A portion of this Trading Guarantee Facility may take the form of credit lines with a BHP Billiton entity. Facility utilisation fees shall be calculated based on the aggregate risk exposures generated by Drax Power's trading activities, providing a more efficient facility than traditional credit facilities. This Facility shall, at all times, have first ranking security interest (senior to the Senior Creditors) over the Principal Drax Assets.

2        SECTION 2 - DETAILED TERMS OF THE RESTRUCTURING PROPOSAL

         2.1      RESTRUCTURED DEBT

                  2.1.1    A-1 DEBT (PRINCIPAL AMOUNT: (POUND)400 MILLION):


                           RANKING: A-1 Debt will have the benefit of a second ranking security interest over all of the properties, assets and shares of the AES Drax
                                             Companies (other than recoveries on
                                             the TXU Claim which will be subject
                                             to a first ranking security
                                             interest for the benefit of the B
                                             Debt) (such properties, assets and
                                             shares other than the TXU Claim,
                                             the "PRINCIPAL DRAX ASSETS"). A-1
                                             Debt has a second ranking security
                                             interest over the Principal Drax
                                             Assets solely because it ranks
                                             after the security interest in
                                             respect of the Trading Guarantee
                                             Facility (up to(pound)100 million).
                                             Otherwise, A-1 Debt has a security
                                             interest that ranks ahead of all
                                             other tranches of the Restructured
                                             Debt

                           INTEREST RATE:    Libor plus a margin of 2.5%.

                           INTEREST PAYMENT  Semi - annual.
                           DATE:

                           FINAL MATURITY    30 June 2015
                           DATE:

                           AMORTISATION:     Scheduled amortisation to be
                                             paid in each year in equal
                                             instalments on semi-annual interest
                                             payment dates and on the Final
                                             Maturity Date as follows:

                           2007:             (pound)10 million

                           2008:             (pound)20 million

                           2009:             (pound)55 million

                           2010:             (pound)55 million

                           2011:             (pound)55 million

                           2012:             (pound)55 million

                           2013:             (pound)50 million

                           2014:             (pound)50 million

                           2015:             (pound)50 million

                           PREPAYMENT:       Until the principal amount of
                                             the A-1 Debt has reduced below
                                             (pound)200,000,000, cash available
                                             for debt service will, after
                                             payment of A-1 Debt interest and
                                             hedging, A-1 Debt scheduled
                                             amortisation, funding the DSRA
                                             (defined below) for 12 months' A-1
                                             Debt interest and scheduled
                                             principal, payment of A-2 Debt
                                             interest (including deferred
                                             interest and, if applicable,
                                             funding the A-2 Debt Interest
                                             Reserve) and interest on the A-3
                                             Debt and B Debt be applied solely
                                             to prepayment of A-1 Debt principal
                                             in inverse order of the scheduled
                                             amortisation profile.

                                             At any time after the principal
                                             amount of the A-1 Debt has reduced
                                             below (pound)200m, excess cash
                                             available for debt service will,
                                             after payment of the amounts
                                             referred to in the immediately
                                             preceding paragraph, be applied on
                                             a pro rata basis to (a) prepayment
                                             of A-1 Debt principal, in inverse
                                             order of the scheduled amortisation
                                             profile, and (b) A-2 Debt
                                             principal, (for the avoidance of
                                             doubt, this means proportionally to
                                             the outstanding amount of A-1 Debt
                                             and A-2 Debt immediately prior to
                                             the prepayments).

                           PRIORITY OF       See section 2.2 - Cash Flow
                           PAYMENTS:         Waterfall.

                           DEBT SERVICE      A debt service reserve account (the
                           RESERVE ACCOUNT:  "DEBT SERVICE RESERVE ACCOUNT" or
                                             "DSRA") will be established
                                             immediately on the completion of
                                             the Restructuring from funds
                                             available in the Drax project in an
                                             amount equal to the interest
                                             falling due on the A-1 Debt on the
                                             next two interest payment dates.
                                             Following the Restructuring, after
                                             payment of A-1 Debt interest and
                                             hedging and scheduled A-1 Debt
                                             amortisation, cash available for
                                             debt service will be transferred to
                                             the DSRA to the extent required to
                                             ensure that the required balance
                                             thereon is equal to the next two
                                             A-1 Debt interest payments.

                                             In addition, after payment of A-2
                                             Debt interest (including deferred
                                             interest and, if applicable,
                                             funding the A-2 Debt Interest
                                             Reserve), cash available for debt
                                             service of up to the amount of
                                             scheduled A-1 Debt amortisation
                                             falling due on the next two
                                             interest payment dates will be
                                             transferred to the DSRA.

                                             To the extent that the funds
                                             credited to the DSRA as of an A-1
                                             Debt interest payment date exceed
                                             the required DSRA balance
                                             determined as of such date, the
                                             excess may be withdrawn and used to
                                             make payments in
                                             accordance with the Cash Flow
                                             Waterfall.

                           COVENANT PACKAGE: The covenant package is to be
                                             negotiated, but is expected to have
                                             the level of protections similar to
                                             those in the current Bank Loans.

                           ACCELERATION AND  To be discussed with the Senior
                           ENFORCEMENT:      Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CHANGE OF         To be discussed with the Senior
                           CONTROL:          Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CREDIT RATING:    To be discussed with the Senior
                                             Creditors Committees.

                  2.1.2    A-2 DEBT (PRINCIPAL AMOUNT: UP TO (POUND)460
                           MILLION):

                           RANKING: A-2 Debt will have the benefit of a third ranking security interest over the Principal Drax Assets, ranking in point of security after the amounts owing under the Trading Guarantee Facility and the A-1 Debt.

                           INTEREST RATE:    Libor plus a margin of 4%.

                           INTEREST PAYMENT: Interest on the A-2 Debt will be
                                             payable on a semi-annual basis
                                             after payment of interest on the
                                             A-1 Debt and hedging, scheduled
                                             principal payments on the A-1 Debt,
                                             and a cash sweep into the Debt
                                             Service Reserve Account to ensure a
                                             required balance equal to 12 months
                                             interest payments on A-1 Debt.
                                             Unpaid interest is deferred (not
                                             capitalised) and bears interest at
                                             the same rate.

                           A-2 DEBT INTEREST There will be a six month (18
                           RESERVE:          months on or before 31 December
                                             2006) look-forward test for A-2
                                             Debt interest on a 1.0 x debt
                                             service cover ratio, and to the
                                             extent such test is not passed, an
                                             amount equal to the shortfall will
                                             (in accordance with the Cash Flow
                                             Waterfall) be placed in a reserve
                                             account (the "A2 DEBT INTEREST
                                             RESERVE"). Amounts standing to the
                                             credit of the A-2 Debt Interest
                                             Reserve would be used to make
                                             payments of interest and scheduled
                                             principal on the A-1 Debt before
                                             making payments of interest on the
                                             A-2 Debt if there were insufficient
                                             funds available in the Cash Flow
                                             Waterfall for such purpose and if
                                             the DSRA had been fully utilised.

                           FINAL MATURITY    30 June 2015.
                           DATE:

                           AMORTISATION:     No scheduled amortisation of
                                             principal. Once the principal
                                             amount outstanding of A-1 Debt is
                                             less than(pound)200 million, excess
                                             cash available for debt service
                                             will, after payment of the A-1 Debt
                                             interest and hedging,
                                             scheduled A-1 Debt principal
                                             amortisation, funding the DSRA for
                                             12 months' A-1 Debt interest,
                                             payment of A-2 Debt interest
                                             (including deferred interest and,
                                             if applicable, funding the A-2 Debt
                                             Interest Reserve) and interest on
                                             the A-3 Debt and B Debt and
                                             hedging, funding the DSRA for 12
                                             months' A-1 debt scheduled
                                             principal, be applied to prepayment
                                             of A-1 Debt principal and A-2 Debt
                                             principal on a pro rata basis.

                           PRIORITY OF       See section 2.2 - Cash Flow
                           PAYMENTS:         Waterfall.

                           COVENANT PACKAGE: To be negotiated on same basis as
                                             applicable to the A-1 Debt.

                           ACCELERATION AND  To be discussed with the Senior
                           ENFORCEMENT:      Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CASH-OUT OPTION:  Senior Creditors who are otherwise
                                             entitled to a holding of A-2 Debt
                                             have the alternative of exercising
                                             the Cash-Out Option described in
                                             section 1.3 - The Cash-Out Option
                                             above. To the extent so exercised
                                             and to the extent the purchase is
                                             funded from Project Funds, the A-2
                                             Debt so purchased will be
                                             cancelled. For further details, see
                                             section 1.3 - The Cash-Out Option
                                             above.

                           CHANGE OF         To be discussed with the Senior
                           CONTROL:          Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                  2.1.3    A-3 DEBT: PRINCIPAL AMOUNT: UP TO (POUND)135.455
                           MILLION

                           RANKING: A-3 Debt will have the benefit of a fourth ranking security interest over the Principal Drax Assets.

                           INITIAL PRINCIPAL The initial principal amount of the
                           AMOUNT A-3 Debt will, subject to reduction in accordance with the Cash-Out Option, be the difference between:

                                             (i)      the aggregate amount of
                                                      the Senior Creditors'
                                                      indebtedness being '
                                                      compromised by the
                                                      Restructuring; and

                                             (ii)    the aggregate amount of the
                                                     A-1 Debt, A-2 Debt and B
                                                     Debt (before any reduction
                                                     of any amount in respect
                                                     of Senior Creditors
                                                     exercising the Cash-out
                                                     Option).

                           INTEREST RATE:    Libor plus a margin of 5%.

                           INTEREST PAYMENT  Interest on A-3 Debt shall be
                           DATE: deferred (but not capitalised) if there are insufficient funds available in the Cash Flow
                                             Waterfall for such purpose.

                           A-3 DEBT          There will be a six month (18
                           INTEREST          months on or before 31 December
                           RESERVE:          2006) look-forward test for A-3
                                             Debt interest
                                             on a 1.0 x debt service cover
                                             ratio, and to the extent such test
                                             is not passed, an amount equal to
                                             the shortfall will (in accordance
                                             with the Cash Flow Waterfall) be
                                             placed in a reserve account (the
                                             "A-3 DEBT INTEREST RESERVE").
                                             Amounts standing to the credit of
                                             the A-3 Debt Interest Reserve would
                                             be used to make payments of
                                             interest and scheduled principal on
                                             the A-1 Debt or the A-2 Debt before
                                             making payments of interest on the
                                             A-3 Debt if there are insufficient
                                             funds available in the Cash Flow
                                             Waterfall for such purpose.

                           AMORTISATION:     A-3 Debt principal will only be
                                             paid after all of the A-1 Debt and
                                             A-2 Debt have been paid in full.

                           COVENANT PACKAGE: Limited covenant package to be
                                             agreed.

                           ACCELERATION AND  To be discussed with the Senior
                           ENFORCEMENT:      Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           CASH-OUT OPTION:  Senior Creditors who are otherwise
                                             entitled to a holding of A-3 Debt
                                             have the alternative of exercising
                                             the Cash-Out Option described in
                                             section 1.3 - The Cash-Out Option
                                             above. To the extent so exercised
                                             and to the extent the purchase is
                                             funded from Project Funds, the A-3
                                             Debt so purchased will be
                                             cancelled. For further details, see
                                             section 1.3 - The Cash-Out Option
                                             above.

                           CHANGE OF         To be discussed with the Senior
                           CONTROL:          Creditors Committees on the basis
                                             of the proposal set out in the 30
                                             June 6K.

                           EQUITY: The Equity will be issued to holders of the A-3 Debt immediately after completion of the Cash-Out Option in proportion to such holdings.

                  2.1.4    B DEBT (PRINCIPAL AMOUNT: (POUND)338,400,000):

                           SOURCE OF PAYMENT The principal source of funds for
                           AND SECURITY:     the  payment of B Debt is the
                                             proceeds to be received from the
                                             TXU Claim. B Debt will have a first
                                             ranking security interest over the
                                             TXU Claim proceeds. The B Debt will
                                             have a fifth ranking security
                                             interest over the Principal Drax
                                             Assets. To the extent the proceeds
                                             of the TXU Claim are insufficient
                                             to repay the B Debt (and deferred
                                             interest thereon), payment of such
                                             remaining B Debt will be made in
                                             accordance with the Cash Flow
                                             Waterfall (see section 2.2 - Cash
                                             Flow Waterfall below).

                           INTEREST RATE:    Libor plus a margin of 2%.

                           INTEREST PAYMENT: B Debt interest will be deferred
                                             (but not capitalised) to the extent
                                             excess cash is not available after
                                             payment of
                                             interest on the A-1 Debt and
                                             hedging, scheduled principal
                                             payments on the A-1 Debt, funding
                                             the DSRA for 12 months' A-1 Debt
                                             interest and scheduled principal
                                             and payment of A-2 Debt interest
                                             (including deferred interest and,
                                             if applicable, funding the A-2 Debt
                                             Interest Reserve) and hedging and
                                             payment of A-3 Debt interest
                                             (including deferred interest and,
                                             if applicable, funding the A-3 Debt
                                             Interest Reserve) (see section 2.2
                                             - Cash Flow Waterfall below).

                           B DEBT INTEREST   There will be a six month
                           RESERVE:          look-forward test for B Debt
                                             interest on a 1.0 x debt service
                                             cover ratio, and to the extent such
                                             test is not passed, an amount equal
                                             to the shortfall will (in
                                             accordance with the Cash Flow
                                             Waterfall) be placed in a reserve
                                             account (the "B DEBT INTEREST
                                             Reserve"). Amounts standing to the
                                             credit of the B Debt Interest
                                             Reserve would be used to make
                                             payments of interest and scheduled
                                             principal on the A-1 Debt, the A-2
                                             Debt, or the A-3 Debt before making
                                             payments of interest on the B Debt
                                             if there are insufficient funds
                                             available in the Cash Flow
                                             Waterfall for such purpose.

                           AMORTISATION:     No fixed scheduled amortisation. B
                                             Debt will be paid on receipt of
                                             proceeds of the TXU Claim and
                                             otherwise once the A-1 Debt, A-2
                                             Debt and A-3 Debt have been repaid
                                             in full.

                           PRIORITY OF       See section 2.2 - Cash Flow
                           PAYMENTS:         Waterfall (including the treatment
                                             of taxes on the TXU Claim).

                           COVENANT PACKAGE: The B Debt will have the benefit of
                                             a very limited set of covenants and
                                             conditions of default which are
                                             designed primarily to protect the
                                             claim of the B Debt to the proceeds
                                             of the TXU Claim. Specifically, the
                                             B Debt will have no voting rights
                                             in connection with their security
                                             over the Principal Drax Assets, a
                                             sale of Drax Holdings or any of its
                                             affiliates or any recapitalisation,
                                             restructuring etc.

                           ACCELERATION AND  Irrespective of any default under
                           ENFORCEMENT:      the B Debt, holders of B Debt will
                                             neither be able to accelerate their
                                             B Debt nor to enforce any of their
                                             rights in respect of security
                                             interests held on their behalf,
                                             other than the security interest in
                                             respect of the TXU Claim, until
                                             such time as the holders of the A-1
                                             Debt, A-2 Debt and A-3 Debt have
                                             been repaid in full.

         2.2      CASH FLOW WATERFALL


         On any Interest Payment Date, the order of payments in respect of the Restructured Debt shall be as set out in Schedule 2.

                                   SCHEDULE 5
                          COAL SUPPLY - HEADS OF TERMS


BUYER:                        Drax Entity

SELLER:                       BHP Billiton Entity

START DATE:                   1 January 2004

END DATE:                     31 December 2018

COAL VOLUME:                  For the period from January 2004 to December 2005,
                              Seller to supply all of the Buyer's coal requirements (whether due to reductions in contracted volumes or delivery default by other coal suppliers) in excess of current contracted volumes subject to (i) a maximum of 3.7 million tonnes in calendar year 2004 and of 6.5 million tonnes in calendar year 2005, and (ii) sufficient advance notice from the Buyer where volumes are to be increased from the anticipated base contract volumes in order to allow the Seller to secure the coal and ensure the availability of logistical capacity. Seller will also supply additional coal above these coal volumes on the basis that incremental costs for freight, port and rail costs will be passed through to the Buyer.

                              From January 2006 to December 2010, Seller to supply all of the Buyer's coal requirements on an exclusive basis. From January 2011, Seller to supply 80% of the Buyer's coal requirements and to have the right to participate in a competitive tender in respect of the Buyer's remaining coal requirements. Note: All coal volumes based on coal with calorific value of 6000 kcal/kg net as received.

PRICING: The coal price (exclusive of VAT), basis free in stock ("FIS") Drax power station, shall be the TFS API2 index plus freight differential, port and rail charges all of which are to be fixed for the contract term.

                              "TFS API2" means an average of the Argus CIF
                              Rotterdam assessment as published in both Argus Coal Daily International and Argus Coal Daily on Friday (dated next working day) and McCloskey's NW European steam coal marker as published in both McCloskey's Fax on Friday (dated Friday) and the fortnightly McCloskey's Coal Report (dated every other Friday).

                              The price for each delivery of coal (train or road truck) shall be the final TFS API2 index (as per coal industry publications) of the calendar month prior to the delivery, converted at the spot GBP:USD exchange rate on the day of payment and expressed in GBP/GJ terms, plus the agreed GBP/GJ logistics adjustment.

                              Should the TFS API2 index become unavailable, Buyer and Seller shall agree in good faith a replacement index for coal deliveries to the Amsterdam/Rotterdam/Antwerp area.

DELIVERY SCHEDULE:            A scheduling process is to be agreed between the
                              Buyer and the Seller taking into account:

                              o         Typical seasonality of coal burn;

                              o         Seller's right to rail to Buyer's
                                        stockyard subject to stockpile volumes
                                        remaining at a minimum level of 600,000
                                        tonnes; and

                              o Buyer to advise Seller of its firm coal requirements in each month by the 15th day of the preceding month.

PAYMENT TERMS:                Payment of all invoices in full, on the 10th day
                              of the month following the month of delivery.

QUALITY: Initial typical specification range, on an ISO as-received basis:

                                                     LOWER LIMIT    UPPER LIMIT

                              Total Moisture (%)          4             13
                              Ash (%)                     5             22
                              Volatile Matter (%)        25             33
                              NCV (GJ/mt)                20             27
                              HGI (ASTM)                 45             70
                              AFT ((degree)C)           1150             -
                              Free Swelling Index         0              7
                              Sulphur (%)               0.55            2.8
                              Nitrogen (%)                0             1.7
                              Notes to above:

                              o Buyer agrees to conduct full test burns on at least four coals or coal blends in Seller's option prior to the commencement of deliveries under the coal supply agreement;

                              o         The specification ranges above are
                                        applicable to coals or coal blends
                                        delivered to the plant, and such blends
                                        may contain blend components with
                                        specifications falling outside the
                                        range;

                              o The lower limit on the volatile matter is an average figure for each calendar year, subject to a minimum level for any delivery of 23 per cent. on an as received basis;

                              o The lower limit on sulphur is an average figure for each calendar year, subject to a minimum level for any delivery of
                                        0.4 per cent. on an as received basis;

                              o         The upper limit for nitrogen is an
                                        average figure for each calendar year;
                                        and

                              o Seller may source compliant coal from any location.

ANNUAL TEST BURNS:            Buyer shall conduct trial burns of up to five
                              coals or coal blends at Seller's request each calendar year (more by mutual agreement) in an attempt to extend the boundaries of the coal specifications listed in "Quality" above. Any coals forming part of Seller's portfolio of equity
                              South African coals that are already approved may be deducted from the number of trial burns to be carried out in the first year. Approval of these trial coals is conditional on a "good faith" agreement that same will not have material adverse operational and maintenance cost implications for the plant.

COAL QUALITY                  All coal shall be sampled and tested according to
ANALYSIS AND WEIGHT           ISO standards (ASTM in the case of hardgrove
DETERMINATION                 grindability index), on an as received basis, by
                              an independent and mutually appointed testing laboratory. Such sampling and testing shall take place at the point of loading of the train or road truck, and shall be final and binding. Weight determination shall be according to the results of a "trade stamped" weighbridge at Drax power station, and shall be final and binding.


CREDIT SUPPORT:               The Seller is prepared to discuss securitisation
                              of part of the minimum strategic coal stockpile to limit the credit support requirements.

TRADE FINANCE:                In order to improve working capital for the Buyer,
                              the Seller is also prepared to discuss (i) monetisation of part of the minimum strategic coal stockpile; and (ii) deferral payment on early shipments of coal.